# Michael Baker Corporation







Baker

2006 Annual Report

# Table of Contents



ichael Baker Corporation (Amex:BKR) provides engineering and operations and maintenance services for its clients' most complex challenges worldwide. The firm's prima
actice areas are aviation, environmental, facilities, geospatial information technologies, pipelines & telecommunications, transportation, water/wastewater, and oil & ga
ith more than 5,000 employees in over 40 offices across the United States and internationally, Baker is focused on providing
rastructure and managed asset projects. (http://www.mbakercorp.com)

# Financial Summaries

Total Contract Revenues (millions)



$651
$579
$552
2004
2005
2006


Net Income (millions)



$11.8
$8.4
$5.1
2004
2005
2006


Earnings Per Share



$1.36
$0.98
$0.58
2004
2005
2006


## Financial Summary (Amounts in millions, except per share information)

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Revenues | **$651.0** | $579.3 | $552.0 |
| Income from Operations | **18.5** | 16.9 | 18.9 |
| Net Income | **11.8** | 5.1 | 8.4 |
| Diluted Earnings Per Share | **1.36** | 0.58 | 0.98 |
| Shareholders' Investment | **95.1** | 79.8 | 74.8 |
| Total Backlog at Year End | **$ 1,292.5** | $ 1,322.0 | $ 1,400.0 |

## Segment Summary (Amounts in millions)

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Revenues | | | |
| Engineering | **$380.1** | $371.1 | $343.3 |
| Energy | **270.9** | 208.2 | 208.7 |
| Total Revenues | **$651.0** | $579.3 | $552.0 |
| Income from Operations | | | |
| Engineering | **$13.6** | $26.6 | $21.9 |
| Energy | **6.3** | (6.0) | (2.0) |
| Corporate | **(1.4)** | (3.7) | (1.0) |
| Total Income from Operations | **$18.5** | $16.9 | $18.9 |

**Note with respect to Forward-Looking Statements:** This Annual Report on Form 10-K, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 hereto, which is incorporated by reference into Item 7 of Part II, contains forward-looking statements concerning our future operations and performance. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: increased competition; increased costs; changes in general market conditions; changes in industry trends; changes in the regulatory environment; changes in our relationship and/or contracts with the Federal Emergency Management Agency ("FEMA"); changes in anticipated levels of government spending on infrastructure, including the Safe, Accountable, Flexible, Efficient Transportation Equity Act-A Legacy for Users ("SAFETEA-LU"); changes in loan relationships or sources of financing; changes in management; changes in information systems; and costs to comply with the requirements of the Sarbanes-Oxley Act of 2002. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

# Message to Shareholders



Richard L. Shaw
Chairman and
Chief Executive Officer

**We are making progress . . .**

*"Baker is a company with a long and rich tradition. We have performed on hallmark projects around the world, and continue to do so. We are considered leaders in many aspects of our engineering and energy businesses. And, our clients are many of the most respected and recognized agencies and companies in existence. This report highlights merely a sample of the tremendous work being done by over 5,000 dedicated Baker employees from all parts of the world."*

**. . . all on the strength of our people.**

During my 55 years with Michael Baker Corporation, much has changed, both in the company and in our markets. We've experienced an industry-wide evolution of sorts in our core Engineering practice, where at one time, we were governed by a strict code of business conduct that prohibited price competition, restricted pursuit of competitors' clients, and encouraged restraint from recruiting a competitor's employees. Our fees were once based on a percentage of construction cost—great in escalating market conditions; not much value to our bottom line in declining market conditions. In our Energy business, we've experienced and experimented with multiple operating models, and witnessed dramatic swings in market conditions that drive our approach to both business development and revenue generation. We've seen periods of rationalization and divestiture among our energy clients, and subsequently, periods of massive market consolidation among this same group. Much has changed. Much for the good. Some of questionable value, at best. Yet the one thing that has remained consistent throughout has been the quality of our people.

Your company is best described as having a truly rich tradition. One that has performed on many hallmark projects, as measured on a global scale. A company that has initiated ground-breaking operating processes and is nationally recognized for its leadership in the application of technologies. And, a company that has served many of the leading public agencies and private corporations in the world. All of these traits and past successes can be attributed entirely to the skills and talents of our people, some of whom are featured in this report. Our success in the future will depend upon the same.

**FINANCIAL PERFORMANCE**

The issues leading to last year's restatement of prior years' results are behind us and the 2006 year-end results are indicative of that fact.

**Total Contract Revenues:**
$651m (12% increase)
**Net Income:**
$11.8m (134% increase)
**Diluted Earnings Per Share:**
$1.36 (135% increase)

The increase in the year-over-year financial results is attributable primarily to higher revenue and improved operating performance in the Energy segment, and several favorable adjustments related to tax liabilities and associated penalties and interest expense accrued in years prior to 2006. These adjustments increased income before taxes in 2006 by $6.8 million. From a segment perspective, revenues in our Energy segment increased 30 percent over 2005, due primarily to several large contract awards received during the year. The somewhat more restrained Engineering segment revenue growth was driven by transportation-related project awards and continued performance in the federal market sector. We did experience a reduction in both revenues and milestone awards related to the FEMA Map Modernization contract, which certainly had an adverse effect on the results for the Engineering segment.

**THE OUTLOOK FOR OUR MARKETS**

The outlook for 2007 and beyond for both the Energy and Engineering businesses is positive and we are optimistic as we conclude the first quarter of the year. Our core markets are strong. By year-end 2006, our backlog of work was off slightly compared to 2005, which is not particularly unusual as we perform work during the course of the year. But, I am encouraged by the nearly $80 million of new work we've announced already in the first quarter of 2007. There is at least another $50 million of new work added for which we have not yet signed agreements nor announced.

In our Engineering business, we've increased both our pursuit and involvement in alternative project delivery models, such as design/build and public/private partnerships in the transportation market. With our solid positions in Utah and Texas, we anticipate growth in the western and southern U.S., in this same market. The demand for transportation construction-phase services is aligned well with the expansion of our construction management/construction inspection capability in several key states.

The ongoing dynamics in the federal sector are affecting the manner in which assets are managed, transitioning the traditional design-bid-build project delivery models, and placing evermore emphasis on high-value program management expertise. Baker has kept pace with these changes by delivering award-winning planning services, technology-driven asset management tools, and by teaming with key partners to perform projects using design/build and other alternative delivery methods. Our solid relationships with federal agencies such as FEMA, the Department of Homeland Security, the National Parks Service, branches of the Department of Defense, the U.S. Army Corps of Engineers, and many others, position Baker to keep providing critical life cycle services across these important clients' projects and programs. Historically, nearly 80 percent of Baker's Engineering revenues are generated through contracts with clients in the public sector—many of whom Baker has served since its inception. I don't anticipate this trend to be disrupted, but we will continue to explore targeted opportunities with clients in the private sector, particularly as they relate to public/private partnerships.

Our domestic Energy business performed well in 2006 in both the onshore U.S. and offshore Gulf of Mexico (GOM), where Baker is considered the premiere operations and maintenance (O&M) provider. We anticipate that non-traditional investors will continue to invest in energy-producing assets and outsource O&M services in both of these regions. The investment of producers in deepwater GOM is ongoing and will drive O&M opportunities for years to come. Onshore oil and gas plays, not only from conventional, but from non-conventional sources such as coal bed methane, are key growth drivers for Baker. Beginning with our entry into this market several years ago, we have developed strong relationships with key clients that value our quality services. One of the hallmarks of our Energy business is our safety performance, as we were again honored in 2006 to receive multiple awards and recognition for leadership in safety training, maintaining personnel safety, and promoting regulatory compliance on production facilities in the Gulf of Mexico. From an international perspective, the Energy business will closely evaluate current positions and future prospects, both from an operational and profitability viewpoint.

**COMPANY LEADERSHIP AND OPERATING STRUCTURE**

The selection process for the CEO position continues. Some have expressed dismay at the time this process has taken, but our philosophy is to make sure it's the right decision and for the long term. I am committed to remaining in this position until a choice is made, which will ultimately allow me to step down, once again. Working together, our new CEO and the Board of Directors will develop, solidify, and communicate a long-range strategy that will:

1. Consider and capitalize on current industry trends,

2. Consider ways to modify our organizational structure and project delivery process to improve our performance in our key service areas,

3. Grow the business where we have a proven track record, strong market presence, and a deep knowledge base, and

4. Initiate an aggressive effort toward leadership development and succession planning, particularly at the executive level.

**GOVERNANCE: THE BOARD'S FOCUS FOR THE FUTURE**

Your board of directors has identified several key issues that it feels are compulsory for this company to continue to grow and its employees and shareholders to prosper. The board will continue to be dedicated to compliance with our governance guidelines; provide the highest level of expertise and guidance to the Company's executive management; strive to exceed the expectations of all stakeholders; and recognize that change is inevitable, ongoing, and necessary.

**IN CLOSING**

We have experienced an extended period of transition for the company. Patience, in this case, is not only a virtue—it's been a remedy and a means to clarify direction. My appreciation for your patience, whether you are a shareholder, client, or employee, is sincere. Given the strength of our markets, we are optimistic for the future and have identified many opportunities to grow and improve, and do so on a consistent basis. We remain well positioned to achieve success in those pursuits. Regardless of the rapid changes occurring in our markets and the coming change in your company, the consistent element remains the excellent project performance of our people, and I thank you for your continued support.

Sincerely,

Richard L. Shaw
Chairman and Chief Executive Officer

# A Review of Engineering Operations



Bradley L. Mallory
President, Engineering

Baker is benefiting from the investments being made by transportation agencies where we have a strong presence; the state transportation agencies are beginning to see their long-term strategic objectives being funded; and the traveling public is getting much-needed improvements to roads, highways, bridges, transit, and airports.



I-15 NOW, Utah — Dwight Schock - Jim Deschenes

Louisville-Southern Indiana Ohio River Bridges — J.B. Williams - John Dietrick

Buck Engineering Acquisition — Jim Buck - John Kurgan

The Engineering segment marked 2006 with diligent refocusing of priorities on profitability, cost control, and maximizing our core competencies in the transportation, federal, and water-related markets. As a result, we achieved several impressive wins and performed well on a number of ongoing projects. I anticipate this trend to continue.



Investing in Our Future:
Addressing Pennsylvania's Transportation Funding Crisis


FEMA MapMod — FEMA Team*

Piedmont Triad Int'l. Airport, Greensboro, NC — Kevin Baker

PA Trans. Funding & Reform Commission — Rick Robyak

Gulf Coast Initiative — Wes Watkins

As federal highway funding continues to be released, Baker is ready to respond to the enormous pent-up demand across the nation for transportation improvements. Privatization initiatives are underway in certain states and this new approach to funding has become an option to accelerate projects. Baker is well positioned in the marketplace when this occurs. The dynamics occurring in the transportation infrastructure market are encouraging from both a business and social perspective.

Our continued performance on the I-15, New Ogden Weber Expansion (NOW) design/build project in Utah is a prime example. Baker is the lead design engineer on the reconstruction of 10 miles of highway, the replacement of 24 bridges, and the rehabilitation of six others built along that state's primary transportation corridor. We formed strategic design/build teaming relationships that bode well for ongoing transportation infrastructure opportunities in the western U.S. And, in other regions, we gained important design/build project experience, which is appealing to state transportation departments for the inherent compressed timeframes, improved budgetary controls, and reduced risk.

The Louisville-Southern Indiana Ohio River Bridges project emerged as another major success for Baker in 2006. This project, which includes the bridge type selection of a new Ohio River crossing in downtown Louisville, Kentucky, utilized an innovative public involvement approach that not only helped our design engineers arrive at practical bridge concepts, but also led to high levels of popularity with the public and increased credibility of the state agencies involved. The success of the Louisville Bridges project has led in part to Baker's selection as lead designer on two other high-profile Kentucky bridge projects. Bridges continue to be a strong area for us, as we have gained a nationally respected expertise in project management, design of new and replacement bridges, bridge inspection and inspection training, and bridge software development.

Transportation clients are seeking more than our traditional design services. As a result, we are developing a rapidly growing expertise in funding analysis and budgeting options. For instance, the Commonwealth of Pennsylvania selected Baker as their consultant in the State Transportation Funding and Reform Commission's evaluation and reporting of its



* Front Row: (L-R) Ed Wiley, Jeff Sparrow, Dwight Beranek, Andrea Ryon, and Dale Gray - Rear Row: (L-R) Mark Tillotson

current funding difficulties. In addition, the Kentucky Transportation Cabinet contracted Baker to develop the finance plan for the previously mentioned Louisville Bridges project. Baker has become well known for its understanding of federal transportation legislation, the bond market that helps fund transportation projects, and the nature of successful public-private partnerships.



Camp Bonneville, Washington State — Mark Knight - Skip Rothfuss
US-VISIT — Dave McFayden - Mary Anne Buvens
Iraq/Afghanistan/Tajikistan/Lebanon — Chuck Russell - Lois Muller - Vladimir Lisitsa - Jeff Hill

Construction management and inspection (CM/CI) is another rapidly growing segment of our transportation practice. Multiple projects in Pennsylvania, New Jersey, Ohio, and other states are helping Baker expand an already robust CM/CI capability to support a growing need in the construction phase of transportation projects.



Pipeline Work in Alaska, Canada, Virginia — Chris Mayernik - Jeff Baker - Keith Meyer
U.S. Parks Service — Joe Rozum - Rich Bonelli
Construction Management/Construction Inspection — Tom Zagorski - Matt Natale

In addition, we continue with construction-phase activities for Piedmont Triad International Airport in Greensboro, North Carolina.

We enhanced our capabilities this year by finalizing the acquisition of Buck Engineering, a national leader in specialized ecosystem restoration, among other services. With this capability, Baker now offers a high-value tool that complements our traditional strengths in transportation. It also gives us the ability to offer ecosystem restoration services for any affected stream or wetland, regardless of client or market.

Our performance in the federal sector market in 2006 was highlighted by a number of new and ongoing projects, programs, and initiatives vital to our continued growth with both the Department of Defense and a multitude of federal civilian agencies. We made significant progress in the national floodplain Map Modernization effort for the Federal Emergency Management Agency (FEMA) and we look for that work to continue to provide solid revenues and future opportunities. Our steady participation in the U.S. Army's Base Realignment and Closure (BRAC) program continues as we completed the conservation conveyance at Honey Lake in California and leveraged that experience into the enormously complex conservation conveyance of Camp Bonneville, in Washington State. And, we deepened our relationship with the Department of Homeland Security through the ongoing program management for the US-VISIT facilities program, which has led to other border control opportunities.

There are many other examples of our performance in these and other key markets: levee and infrastructure restoration in New Orleans working in support of FEMA and the U.S. Army Corps of Engineers through our Gulf Coast Initiative; continued engineering support in the crucial rebuilding of infrastructure in Iraq, Afghanistan, Tajikistan, and Lebanon; expanded environmental work with the U.S. National Parks Service; and, increased oil and gas pipeline work in Alaska, Canada, and Virginia. Progress in the leading edge "Building Information Modeling" technologies are being applied to facilities design/build projects for the U.S. Department of State and in several other key markets.

Space simply does not allow for recognition of the great work being done by our people across the entire Engineering business, some of whom are working under difficult conditions, possibly in harm's way in far-off regions of the world, and away from family for extended periods of time. I want to commend the tremendous efforts and achievements of all our dedicated employees. Without them, this business goes nowhere and our potential for future success would not be nearly as bright.

# A Review of Energy Operations



John D. Whiteford
Executive Vice President
Acting General Manager,
Energy

Labor Market in Gulf of Mexico — National SAFE Awards — Brooks Range Petroleum Corp., North Slope of Alaska



Steve Roan - Mark LeMaire — Tad LeBlanc — John Hickman - Mike Freeman - George Pollock

For Baker's Energy segment, 2006 was a year of both trepid uncertainty and significant progress. The prior year's substandard performance carried over into early 2006, and it became unclear as to how we would meet both our financial and strategic objectives. But, we were successful in identifying, pursuing, and winning several new opportunities that began to turn the tide. Then, in June of 2006, more uncertainty surfaced when two senior executives resigned and I was asked to assume the responsibility for leading the business. This was a prime opportunity to invoke change to improve performance and instill much-needed direction, renewed spirit, and teamwork throughout the Energy organization. To begin the process, we implemented several basic initiatives, such as a simple communication vehicle distributed to all Energy employees, sharing ideas and experiences from different regions and disciplines. This has been an enormous success, giving our employees a broader picture of Baker Energy and helping to build a sense of camaraderie that has transcended other areas of the operations.

All of the credit for Energy's improved performance and invigorated spirit must go to our dedicated workforce. By their ability to embrace change and work together toward common goals—and with the help of other key functions in the Company—we achieved significant revenue growth and improved profitability in 2006.

Much of our success rests with our offshore operations and maintenance (O&M) personnel in the Gulf of Mexico (GOM), where Baker is recognized as a premiere provider of O&M services. We are also recognized as the national leader in production operations safety.

We took extra special pride in the recognition that we received from U.S. Department of the Interior's Minerals Management Service (MMS) with its National SAFE Award, based on our 2005 performance. We are a finalist for the National award again this year for our 2006 performance. These are significant achievements in our industry and, as a result, our clients view us as a higher-end service provider dedicated to the safety of all employees. They know, first and foremost, we consider the absolute safety of our employees to be of paramount importance and critical to our success. They also realize that this focus on safety helps to lower production costs and increase productivity and efficiency.

As testimony to our focus on safety, Tad LeBlanc, vice president, Health Safety Environmental & Compliance, was one of just 22 individuals within the energy industry to receive a 2006 Corporate Leadership Award from MMS for his proactive leadership in maintaining personnel safety and promoting regulatory compliance on production facilities in the Gulf of Mexico.

Escambia Operating Company, Alabama — Applied Technology and Training supports Gulf and International Business



Carl Willis — Alain Welter - Jim Atchley - Walter Jackson - Tim Biernacki

Energy's Applied Technology and Training Group performs on challenging assignments around the world in support of our business and that of our clients. The efforts of this group of technology professionals touch many different aspects of our operations that started with developing computer-based logistics systems, moved through computerized maintenance management systems, and are now on the leading edge of three-dimensional modeling of production facilities for advanced training—the value these products hold for our clients manifests in reduced start-up schedules, dramatic increases in efficiencies, and safer work environments. Baker realizes value through competitive advantage.

The trend of non-traditional investors participating in traditional oil and gas endeavors continued in 2006. Typically, these start-up independent asset owners lack vertical integration and therefore must partner with a firm to develop and/or operate and manage the asset. Baker represents the perfect fit. For example, the Brooks Range Petroleum Corporation bought oil and gas leases on the North Slope of Alaska, and engaged us to help develop their investments and ultimately provide world-class O&M services in a safe and environmentally conscious manner—critical success factors for any operator in Alaska.

We were able to strengthen our position in the onshore O&M markets in 2006 with project wins such as the multi-year contract with Escambia Operating Company, LLC, to operate and maintain its gas-producing properties and facilities in Escambia County, Alabama. Part of our charge is to sustain a broad range of managed services for Escambia to optimize the field's production volumes. Additionally, our existing relationships with Huber Energy and Storm Cat Energy in the Powder River Basin in Wyoming remained strong and provide a solid base to leverage services for both traditional and non-conventional energy producers in this region. These examples of newly developed and strengthened, existing relationships demonstrate the ongoing value that the people of Baker Energy bring to both the clients we serve and to our business.

Internationally, we continue to closely examine and pursue opportunities in the markets where we have an established presence, including Nigeria, Venezuela, Angola, and Thailand. Conducting operations in many of these regions present their own unique challenges.

For instance, on August 4, 2006, we learned that three of our workers in Port Harcourt, Bonny Island, Nigeria, were abducted for apparent political reasons. Many people were involved in securing the safe release of these three valued employees, but Richmond Leeb, our in-country manager, deserves special recognition for his coordination efforts with the client, the local authorities, and Baker Energy management. We learn from ordeals such as this and ultimately, they make us a stronger, more resilient company. The expectation for future growth in these markets will be guided by our ability to accurately gauge the requirements for operating safely and profitably.

The many other achievements and successes for the Energy business in 2006, again, must be attributed to dedication and hard work of our employees. We are, after all, a service-oriented business—quality services are not provided without quality people. We have some of the best in the business.

Powder River Basin, Wyoming ▪ Huber Energy & Storm Cat Energy



Don Sebastian - Dennis Higgins ▪ Rick Hendricks - Lamont Ivie - Chad Fladland

International Operations - Nigeria - Venezuela - Thailand - Angola



Jim R. Johnson - Bruce Chambers - Don Hoyt - Rafael Diaz

# Board of Directors

**RICHARD L. SHAW**
Chairman and Chief Executive Officer, Michael Baker Corporation (1966). Dick has served with Baker in various capacities for 55 years. (1)

**ROBERT N. BONTEMPO, Ph.D.**
Professor at Columbia University School of Business (1997). Bob joined Columbia University's Graduate School of Business in 1989, as assistant professor of International Business and was named associate professor in 1994. (2) (3)

**NICHOLAS P. CONSTANTAKIS, CPA**
Retired Partner, Andersen Worldwide, SC (1999). Nick spent more than 36 years with Andersen Worldwide SC, including 25 as Partner, working with clients in an array of industries such as engineering, investments, manufacturing, and health care. (2) (3) (4)

**WILLIAM J. COPELAND**
Retired Vice Chairman, PNC Financial Corporation (1983). Bill was with Pittsburgh National Bank for more than 30 years, including 11 as Vice Chairman. He served as Baker's Chairman from 1984 to 1992. (1) (4)

**GENERAL (Ret.) ROBERT H. FOGLESONG**
President of Mississippi State University (2006). "Doc" recently retired (February 2006) from the U.S. Air Force (USAF) as a four-star General, where he was Commander, United States Air Forces Europe. His previous positions in the Air Force include vice commander of the entire USAF. He is the head of the Appalachian Leadership and Education Foundation, headquartered in Charleston, W.Va. (5)

**ROY V. GAVERT, JR.**
Chairman, Horton Company (Pittsburgh). Retired Executive Vice President, Westinghouse Electric Corporation (1988). Roy spent 34 years with Westinghouse, including 20 in executive management positions. (2) (4) (5)

**JOHN E. MURRAY, JR., S.J.D.**
Chancellor and Professor of Law at Duquesne University (1997). John formerly served as President of Duquesne from 1988 to 2001. Previously, he was a Distinguished Service Professor at the University of Pittsburgh and Dean of the Villanova University School of Law. (1) (3)

**PAMELA S. PIERCE**
Self-employed (consultant) and most recently, President of Huber Energy, an operating company of J.M. Huber Corporation (2000-2001) (2004). Pam is a 29-year veteran of the oil and gas industry, having held a variety of leadership and managerial positions with Mirant Americas Energy Capital and Production Company, ARCO Oil and Gas Company, ARCO Alaska and Vastar Resources. (5)

# Corporate Management

**RICHARD L. SHAW**
Chairman and Chief Executive Officer

**WILLIAM P. MOONEY**
Executive Vice President and Chief Financial Officer

**H. JAMES MCKNIGHT, J.D.**
Executive Vice President, General Counsel and Secretary

**MONICA L. IURLANO**
Executive Vice President and Chief Resources Officer

**CRAIG O. STUVER, CPA**
Senior Vice President and Corporate Controller

**ANDREW VERONE**
Executive Vice President and Chief Information Officer

**BRADLEY L. MALLORY**
President - Engineering

**JAMES B. RICHARDS, JR., P.E.**
Executive Vice President - Engineering

**DAVID J. GREENWOOD, P.E.**
Executive Vice President - Engineering

**JOHN D. WHITEFORD**
Executive Vice President - Acting General Manager, Energy

**JAMES R. JOHNSON**
Senior Vice President - Energy

**JOHN N. HICKMAN**
Senior Vice President - Energy

(xxxx) Board Membership Date
(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance and Nominating Committees
(5) Health, Safety, Environmental and Compliance Committee

## SELECTED FINANCIAL DATA

| *(In thousands, except per share information)* | **2006*** | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| **Results of Operations** | | | | | |
| Total contract revenues | **$ 651,012** | $ 579,278 | $ 552,046 | $ 426,761 | $ 405,264 |
| Income from operations | **18,513** | 16,882 | 18,868 | 5,720 | 16,354 |
| Net income/(loss) | **11,831** | 5,051 | 8,394 | (800) | 9,039 |
| Diluted earnings/(loss) per share | **$ 1.36** | $ 0.58 | $ 0.98 | $ (0.10) | $ 1.06 |
| Return/(loss) on average equity | **13.5%** | 6.5% | 12.1% | (1.2)% | 14.8% |
| **Financial Condition** | | | | | |
| Total assets | **$ 266,123** | $ 225,461 | $ 215,013 | $ 181,099 | $ 145,495 |
| Working capital | **$ 68,726** | $ 49,264 | $ 43,624 | $ 42,768 | $ 35,512 |
| Current ratio | **1.45** | 1.35 | 1.32 | 1.42 | 1.47 |
| Long-term debt | **$ 11,038** | $ — | $ — | $ 13,481 | $ — |
| Shareholders' investment | **95,120** | 79,824 | 74,781 | 64,343 | 65,977 |
| Book value per outstanding share | **10.94** | 9.40 | 8.78 | 7.73 | 7.87 |
| Year-end closing share price | **$ 22.65** | $ 25.55 | $ 19.60 | $ 10.35 | $ 10.95 |
| **Cash Flow** | | | | | |
| Net cash (used in)/provided by operating activities | **$ (9,343)** | $ 12,440 | $ 28,477 | $ (14,675) | $ (9,139) |
| Net cash (used in)/provided by investing activities | **(14,933)** | (7,078) | (4,055) | (4,787) | 121 |
| Net cash provided by/(used in) financing activities | **18,417** | (1,792) | (18,077) | 18,703 | 421 |
| (Decrease)/increase in cash | **$ (5,859)** | $ 3,570 | $ 6,345 | $ (759) | $ (8,597) |
| **Backlog** | **$ 1,292,500** | $ 1,321,800 | $ 1,399,500 | $ 720,700 | $ 545,200 |
| **Share Information** | | | | | |
| Year-end shares outstanding | **8,698** | 8,490 | 8,519 | 8,320 | 8,384 |
| Diluted weighted average shares outstanding | **8,718** | 8,715 | 8,554 | 8,403 | 8,543 |

* For further discussion, see the "Fourth Quarter Adjustments" note to our accompanying consolidated financial statements.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our "Selected Financial Data" and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the "Note with Respect to Forward-Looking Statements" and "Risk Factors" sections included in our Annual Report on Form 10-K.

**Business Overview and Environment**

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation and civil infrastructure markets, architectural and environmental services, construction management services for buildings and transportation projects, and maintenance of oil and gas production facilities. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could be affected by additional external factors such as price fluctuations and capital expenditures in the energy industry.

***Engineering.*** For the past several years, we have observed increased federal spending activity by the Department of Defense ("DoD") and the Department of Homeland Security ("DHS"), including the Federal Emergency Management Agency ("FEMA"). In turn, we have focused more marketing and sales activity on these agencies of the United States of America ("U.S.") federal government. As a result of pursuing this strategy, we have significantly increased our revenues from U.S. federal government contracting activity over the last several years. Additional government spending in these areas or on transportation infrastructure could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In 2005, the U.S. Congress approved a six-year $286.5 billion transportation infrastructure bill entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act—A Legacy for Users. This funding reflects an increase of approximately 46% over its predecessor, TEA-21. With this bill enacted, we saw an increase in state spending on transportation infrastructure projects for the year ended December 31, 2006, and we expect this activity to grow at a more accelerated rate in 2007. Our second quarter acquisition of Buck Engineering, P.C. ("Buck") added stream and wetlands restoration capabilities which we expect to leverage with departments of transportation in various states. Significant Engineering contracts awarded during 2006 and early 2007 are as follows:

2006 Contracts

- Indefinite Delivery/Indefinite Quantity ("IDIQ") contract with a one-year base period and four, one-year option periods with the DHS to provide program and project management services for facilities and engineering projects within the US-VISIT program. The maximum ordering limitation is $10 million for the base year and the four option years for a total of $50 million.
- Contract to be the lead designer for a $183 million design/build highway reconstruction project on Interstate 15 in Ogden, Utah. We will be providing the design services for the project, which are valued at $16.4 million.

2007 Contracts

- A five-year, $45 million IDIQ contract with the U.S. Army Corps of Engineers, Ft. Worth District, to provide architectural and engineering design services nationwide in support of the Department of Homeland Security's efforts to secure U.S. borders.
- A four-year, $24 million Environmental Services Cooperative Agreement with the U.S. Department of the Army to perform a conservation conveyance. Services to be provided by us and our team members are valued at $15 million under this contract.
- A $9.8 million contract with the Pennsylvania Department of Transportation to provide construction management support and construction inspection services for administering an estimated $130 million reconstruction or replacement of portions of U.S. Route 15 and Interstate 81 in Cumberland County, Pennsylvania.

In March 2004, we announced that we had been awarded a five-year contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the U.S. and its territories. Approximately $467 million of this contract value was included in our backlog as of December 31, 2006.

During the second quarter of 2006, we were initially awarded a separate five-year, up-to-$750 million, performance-based contract from FEMA to provide program management and individual housing inspection services to assess damage caused by natural disasters. A protest was filed by another bidder and later dismissed relative to this award, and FEMA is currently conducting a re-selection process. While we believe that we have provided an acceptable proposal with respect to qualification and pricing, we can give no assurance that we will be re-selected or when such re-selection process will be completed. As such, no related amounts have been included in our backlog as of December 31, 2006.

***Energy.*** During 2006, we continued to increase our presence into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects. An important contributor to our success in these areas is our compliance with applicable health, safety and environmental regulations for our clients. As evidence of our improvements in this regard, we were awarded the 2005 National Safety Award for Excellence ("SAFE") by the U.S. Department of the Interior's Minerals Management Service during the second quarter of 2006. We were also the recipient of three district SAFE awards and named a finalist for the 2006 National SAFE award during the first quarter of 2007. Significant Energy contracts awarded during 2006 are as follows:

- A five-year, multi-million dollar contract with Escambia Operating Company, LLC ("Escambia") to operate and maintain its gas producing properties and facilities at the Big Escambia Field in Alabama.
- A five-year, multi-million dollar managed services contract with Brooks Range Petroleum Corporation to provide exploration, development and operations services for their prospect fields on the North Slope of Alaska.
- A maintenance technician contract with Cabinda Gulf Oil Company Ltd. for its Angolan production regions. This contract for five years plus one option year has a value of approximately $10 million.
- A two-year, multi-million dollar contract with Stone Energy to provide offshore operations and maintenance labor services in the Gulf of Mexico.

During 2005, our Energy segment received an onshore managed services contract in the Powder River Basin of Wyoming from Storm Cat Energy to operate and maintain its coal bed methane production facilities, which are adjacent to the Huber properties (another Energy client).

**Executive Overview**

Our total contract revenues were $651 million for 2006, a 12% increase over the $579 million reported for 2005. This increase was driven by 30% year-over-year growth in our Energy segment, which benefited from two large contract awards in mid-year 2006. Revenue growth in our Engineering segment was modest at 2%. Our Engineering growth was primarily related to transportation-related services and included a minor increase from a 2006 acquisition, offset by a 14% decline in FEMA-related revenue.

Our 2006 results of operations benefited from a number of adjustments related to tax liabilities and associated penalties and interest expense accrued primarily in prior years, with a portion relating to 2006, which favorably impacted our pre-tax income by approximately $8.0 million during the fourth quarter. Offsetting these adjustments were legal costs totaling $2.2 million which were incurred during 2006 in connection with litigation related to our bid on a new housing inspection services contract for FEMA. Professional fees totaling $1.8 million were also incurred during 2006 in connection with the restatement of our consolidated financial statements from 2001 through the first quarter of 2005. These favorable tax liability adjustments, unfavorable bid-related legal costs, and unfavorable restatement-related professional fees are not expected to recur in future periods.

Our earnings per diluted common share were $1.36 for 2006, a 134% increase over the $0.58 per diluted common share reported for 2005. Income from operations in our Energy segment improved from a 2005 operating loss of $6.0 million to a 2006 operating profit of $6.3 million, although the 2006 operating profit includes $5.2 million of favorable effects from tax-related settlements. Our 2006 net income and earnings per share also benefited from a much lower effective income tax rate, which declined from 67% in 2005 to 43% in 2006 due to higher levels of foreign income associated with the favorable tax settlements.

**Developments Regarding Foreign and Domestic Tax Liabilities**

During the fourth quarter of 2006, we resolved a number of outstanding foreign and domestic tax and tax-related liabilities related to our Energy segment. In November 2006, a domestic sales and use tax matter was settled for $0.1 million (including related interest), for which we had accrued $4.8 million through September 30, 2006. This resulted in a favorable reversal of tax and interest liabilities totaling $4.7 million during the fourth quarter. We also settled certain other foreign payroll tax exposures, which resulted in the reversal of approximately $2.1 million in tax, penalty and interest liabilities during the fourth quarter. In addition, a foreign payroll tax exposure accrued at December 31, 2005 was resolved. This resulted in the reversal of a related tax liability totaling $1.2 million during the fourth quarter of 2006. We expect that additional tax exposures will be settled in our Energy segment during 2007; however, we are currently unable to estimate what impact, if any, those settlements may have on our 2007 earnings. The impact of these 2006 reversals, as well as 2006 payments, on our liability balances recorded at December 31, 2005 was as follows:

| Tax-related liabilities arising from 2005 restatement | Balances at December 31, 2005 | 2006 Payments | 2006 Reversals | Balances at December 31, 2006 |
|---|---|---|---|---|
| | | *(in millions)* | | |
| Penalties and interest on taxes | $ 6.4 | $ (0.5) | $ (2.1) | $ 3.8 |
| Domestic sales and use taxes | 3.2 | (0.1) | (3.1) | — |
| International payroll taxes | 5.7 | (1.7) | (1.6) | 2.4 |
| International value added taxes | 1.4 | (0.2) | — | 1.2 |
| International income taxes | 4.7 | (2.9) | — | 1.8 |
| Total | $21.4 | $ (5.4) | $ (6.8) | $ 9.2 |

The above table does not include additional tax liabilities related to our 2006 operations. During the first nine months of 2006, we recorded additional tax and interest totaling $1.2 million associated with the domestic sales and use tax issue, which was reversed in the fourth quarter. In addition to the amounts included in the preceding table, penalties and interest totaling $1.0 million were incurred during 2006 related to our outstanding exposures as of December 31, 2005.

**Results of Operations**

The following table reflects a summary of our operating results (excluding intercompany transactions) for the years ended December 31, 2006, 2005 and 2004. We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

**Total Contract Revenues/Income from Operations**

| *(dollars in millions)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Engineering** | | | |
| Total contract revenues | **$ 380.1** | $ 371.1 | $ 343.3 |
| Income from operations pre-Corporate overhead | **30.1** | 40.2 | 33.2 |
| *Percentage of Engineering revenues* | ***7.9%*** | *10.8%* | *9.7%* |
| Less: Corporate overhead | **(16.5)** | (13.6) | (11.3) |
| *Percentage of Engineering revenues* | ***4.3%*** | *3.7%* | *3.3%* |
| Income from operations | **13.6** | 26.6 | 21.9 |
| *Percentage of Engineering revenues* | ***3.6%*** | *7.2%* | *6.4%* |
| **Energy** | | | |
| Total contract revenues | **270.9** | 208.2 | 208.7 |
| Income/(loss) from operations pre-Corporate overhead | **12.5** | (0.9) | 2.7 |
| *Percentage of Energy revenues* | ***4.6%*** | *(0.4)%* | *1.3%* |
| Less: Corporate overhead | **(6.2)** | (5.1) | (4.7) |
| *Percentage of Energy revenues* | ***2.3%*** | *2.4%* | *2.3%* |
| Income/(loss) from operations | **6.3** | (6.0) | (2.0) |
| *Percentage of Energy revenues* | ***2.3%*** | *(2.9)%* | *(1.0)%* |
| **Total Business Segments** | | | |
| Total contract revenues | **651.0** | 579.3 | 552.0 |
| Income from operations pre-Corporate overhead | **42.6** | 39.3 | 35.9 |
| *Percentage of total business segment revenues* | ***6.5%*** | *6.8%* | *6.5%* |
| Less: Corporate overhead | **(22.7)** | (18.7) | (16.0) |
| *Percentage of total business segment revenues* | ***3.5%*** | *3.2%* | *2.9%* |
| Income from operations - segments | **19.9** | 20.6 | 19.9 |
| *Percentage of total business segment revenues* | ***3.1%*** | *3.6%* | *3.6%* |
| Other Corporate/Insurance expense | **(1.4)** | (3.7) | (1.0) |
| **Total Company – Income from operations** | **$ 18.5** | $ 16.9 | $ 18.9 |
| *Percentage of total Company revenues* | ***2.8%*** | *2.9%* | *3.4%* |

***Comparisons for the Years Ended December 31, 2006 and 2005***

**Total Contract Revenues**

Our total contract revenues were $651.0 million in 2006 compared to $579.3 million in 2005, reflecting an increase of $71.7 million or 12%. The main driver of this increase relates to 30% year-over-year growth in our Energy segment.

***Engineering.*** Revenues were $380.1 million for 2006 compared to $371.1 million for 2005, reflecting an increase of $9.0 million or 2%. The majority of our 2006 revenues in the Engineering segment was generated by our transportation practice (37% of total) and our projects with FEMA (26% of total).

The following table presents Engineering revenues by client type for 2006 and 2005:

| Revenues by client type | 2006 | | 2005 | |
|---|---|---|---|---|
| | *(dollars in millions)* | | | |
| Federal government | **$ 175.6** | **46%** | $ 179.8 | 48% |
| State and local government | **150.9** | **40%** | 152.2 | 41% |
| Domestic private industry | **53.6** | **14%** | 39.1 | 11% |
| *Total Engineering revenues* | **$ 380.1** | **100%** | $ 371.1 | 100% |

The increase in our Engineering segment's revenue was generated primarily by a 13% increase in transportation-related revenues and the acquisition of Buck which added revenue of $6.3 million in 2006. This increase was partially offset by a decrease in FEMA-related revenues. Total revenues from FEMA were $100 million and $114 million for 2006 and 2005, respectively. The 2006 decrease in FEMA revenue was primarily associated with higher subcontractor costs in 2005 associated with completing the initial scope of the information infrastructure required for the map modernization project during 2005. In addition, as a result of achieving certain performance levels on the map modernization project, we recognized revenues associated with incentive awards totaling $2.1 million and $6.4 million for 2006 and 2005, respectively. The higher awards for 2005 represent a combination of the availability of a larger incentive award pool in 2005 as compared to 2006 and lower performance levels being achieved on the project in 2006, which resulted in our recognition of a lower percentage of the available 2006 incentive award pool.

***Energy.*** Revenues were $270.9 million for 2006 compared to $208.2 million for 2005, reflecting an increase of $62.7 million or 30%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S and foreign markets.

The following table presents Energy revenues by market for 2006 and 2005:

| Revenues by market | 2006 | | 2005 | |
|---|---|---|---|---|
| | *(dollars in millions)* | | | |
| Domestic | **$ 200.6** | **74%** | $ 143.7 | 69% |
| Foreign | **70.3** | **26%** | 64.5 | 31% |
| *Total Energy revenues* | **$ 270.9** | **100%** | $ 208.2 | 100% |

The 30% increase in Energy's revenues in 2006 was the direct result of the previously mentioned contracts awarded during 2006. These contracts included offshore operations and maintenance work in the Gulf of Mexico with Stone Energy and onshore managed services contracts with Escambia and Brooks Range Petroleum Corporation. Internationally, Energy's revenues also benefited from the scheduled shut downs of a liquefied natural gas facility in Nigeria, for which we provided operations and maintenance services on two separate occasions during 2006 versus only once in 2005. During the shut-down period, high levels of effort are expended to complete preventative and other maintenance and then place the facility back into service quickly. These activities generate revenues over a short period of time and do not recur until the next scheduled shut-down period. In addition, we received new contracts in Western Africa during 2006, which were offset by the loss of a major contract in Venezuela.

**Gross Profit**

Our gross profit was $88.3 million in 2006 compared to $83.4 million in 2005, reflecting an increase of $4.9 million or 6%. Gross profit expressed as a percentage of contract revenues decreased to 13.6% in 2006 from 14.4% in 2005. Direct labor and subcontractor costs are major components of our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of contract revenues were 30.1% for 2006 compared to 30.8% for 2005, while subcontractor costs expressed as a percentage of revenues were 24.4% and 22.7% in 2006 and 2005, respectively. Incremental employee medical costs in both the Engineering and Energy segments for 2006 also contributed to the increase in our cost of work performed over 2005.

***Engineering.*** Gross profit was $64.6 million in 2006 compared to $72.2 million in 2005, reflecting a decrease of $7.6 million or 10%. Engineering's gross profit expressed as a percentage of revenues decreased to 17.0% in 2006 from 19.5% in 2005. In 2006, gross profit expressed as a percentage of revenues was negatively impacted by a decrease of $4.3 million in the aforementioned incentive awards on the FEMA map modernization project, coupled with legal costs totaling $2.2 million incurred during 2006 in connection with litigation related to our bid on a new housing inspection services contract for FEMA. In addition, Engineering's labor utilization rates for 2006 were lower by 1.5% when compared to 2005 and negatively impacted Engineering's gross profit expressed as a percentage of revenues. These lower labor utilization rates in 2006 are attributable to a higher level of Baker labor hours worked in 2005 in connection with the FEMA map modernization project, combined with a higher level of proposal activity in the first half of

2006 and multiple delays of anticipated projects during 2006. The 2006 proposal activity includes our effort to acquire the housing inspection services contract for FEMA, which was initially awarded to us but subsequently protested.

*Energy.* Gross profit was $25.1 million in 2006 compared to $14.9 million in 2005, reflecting an increase of $10.2 million or 69%. Gross profit expressed as a percentage of contract revenues increased to 9.3% in 2006 from 7.1% in 2005. This increase in gross profit expressed as a percentage of revenues relates to the previously mentioned 30% increase in revenues coupled with lower project overhead costs expressed as a percentage of contract revenues for 2006 as compared to 2005. Gross profit increased by $8.7 million in our managed services business as a result of higher profitability on the aforementioned new contracts which commenced in 2006. Also favorably impacting gross profit expressed as a percentage of revenues was the improved performance of our computerized maintenance management and operations assurance services ("CMMS") contracts, which contributed $1.4 million of gross profit in 2006 versus a gross loss of approximately $0.1 million in 2005, and a performance-based incentive bonus totaling $0.7 million that was earned on a project in our managed services business during the first quarter of 2006. In 2006, the Energy segment recorded tax liability adjustments which reduced its cost of work performed by approximately $1.6 million. These adjustments related to several foreign payroll tax exposures that were settled or resolved in the fourth quarter. In addition, the Energy segment's gross profit expressed as a percentage of revenues was favorably impacted by lower workers' compensation claims expense in 2006 versus 2005.

**Selling, General and Administrative Expenses**

Our selling, general and administrative ("SG&A") expenses were $69.8 million in 2006 compared to $66.5 million in 2005, reflecting an increase of $3.3 million or 5%. This overall increase in SG&A expenses is the direct result of higher corporate overhead costs in 2006. Corporate overhead increased primarily due to professional fees of $1.8 million incurred during the first nine months of 2006 that were associated with the previously mentioned restatement of our consolidated financial statements, and higher costs associated with headcount additions. SG&A expenses expressed as a percentage of contract revenues decreased to 10.7% in 2006 from 11.5% in 2005. This overall decrease in SG&A expenses expressed as a percentage of contract revenues is related to our 12% increase in total contract revenues for 2006.

*Engineering.* SG&A expenses were $51.0 million in 2006 compared to $45.5 million in 2005, reflecting an increase of $5.5 million or 12%. SG&A expenses expressed as a percentage of revenues increased to 13.4% in 2006 from 12.3% in 2005. In addition to an increase of $2.8 million in allocated corporate overhead expenses, the Engineering segment's SG&A expenses increased by $2.1 million in 2006 due primarily to increases in bid and proposal costs, as well as other increases in legal and other professional fees, project management training costs, and personnel-related costs compared to 2005.

*Energy.* SG&A expenses were $18.8 million in 2006 compared to $20.9 million in 2005, reflecting a decrease of $2.1 million or 10%. SG&A expenses expressed as a percentage of revenues decreased to 6.9% in 2006 from 10.0% in 2005. This decrease in SG&A expenses expressed as a percentage of revenues is primarily attributable to the aforementioned 30% increase in revenues coupled with the favorable effect of the aforementioned tax liability adjustments recorded in 2006. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in penalties related to various foreign taxes. Partially offsetting these favorable adjustments was an increase of $1.2 million in allocated corporate overhead expenses and professional fees of $1.0 million for audit and tax services related to our settlements of past due taxes in 2006.

**Other Income/(Expense)**

All other income and expense categories totaled $2.1 million of income for 2006 compared to $1.8 million of expense for 2005. A portion of this favorable impact was the result of our unconsolidated joint ventures producing equity income of $1.3 million in 2006 compared to $0.5 million in 2005. This increase in equity income as compared to 2005 primarily related to additional costs recognized in 2005 related to a goodwill impairment charge and other costs incurred as a result of Hurricanes Katrina and Rita.

Interest income increased to $0.5 million in 2006 compared to $0.3 million in 2005. This increase resulted primarily from interest income collected in connection with a favorable claim settlement and a tax refund received during 2006. Our recurring interest expense increased to $1.0 million in 2006 compared to $0.1 million in 2005 primarily due to our being in a net borrowed position under our Unsecured Credit Agreement ("Credit Agreement") during the majority of 2006. We were in a net invested position under our Credit Agreement for the majority of 2005.

As a result of our underpayment of certain income, payroll, value added, and sales and use taxes in our Energy segment during 2005 and prior years, we accrued $1.4 million in interest expense in 2005. During 2006, favorable settlements and resolutions of these tax liabilities resulted in the reversal of previously accrued interest expense totaling $1.6 million. In addition, interest expense related to unresolved and unsettled tax exposures totaling $0.6 million was accrued during 2006.

Our "other, net" income/(expense) was $0.4 million of income for 2006 compared to $1.1 million of expense for 2005. The 2006 income amount included currency-related gains totaling $0.4 million. The 2005 expense amount included currency-related losses of $0.5 million, a writedown on an equity investment totaling $0.2 million, and other miscellaneous expense.

**Income Taxes**

Our provisions for income taxes resulted in effective tax rates of 43% and 67% in 2006 and 2005, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. tax benefit. The foreign pre-tax book income was approximately $5.7 million for 2006 compared to a loss of $3.4 million for 2005. The change in foreign pre-tax book income from a loss in 2005 to a profit in 2006 created a significant fluctuation in the effective rate relative to foreign taxes. The effective rate related to foreign taxes was 6% and 26% in 2006 and 2005, respectively, reflecting a 20% rate reduction from the previous year. The foreign tax expense from 2005 to 2006 did not fluctuate significantly; however, when applied to the amount of pre-tax book income, a significant rate impact resulted because a significant portion of our foreign tax expense is typically computed based on deemed profits and would not be impacted by the amount of pre-tax book income from year to year. Our effective rate was also lower because of state income taxes, a favorable mix of permanent items as compared to the prior year and an income tax benefit realized from a U.S. income tax refund received in 2006 related to an amended return.

***Comparisons for the Years Ended December 31, 2005 and 2004***

**Total Contract Revenues**

Our total contract revenues were $579.3 million in 2005 compared to $552.0 million in 2004, reflecting an increase of $27.3 million or 5%.

***Engineering.*** Revenues were $371.1 million in 2005 compared to $343.4 million in 2004, reflecting an increase of $27.7 million or 8%. This increase in revenues reflects the addition of the previously mentioned FEMA map modernization project. Total revenue from FEMA was $114 million in 2005 versus $80 million in 2004. Much of the FEMA revenue growth was associated with the cost of expanding the information infrastructure required for the project in 2005. In addition, as a result of achieving certain performance levels from the second quarter of 2004 through the third quarter of 2005 on this project, the Engineering segment recognized revenue associated with incentive awards totaling $6.4 million during 2005. FEMA incentive award revenues totaled $0.4 million in 2004. Revenues for 2005 from Engineering's private and public sector clients increased 9% and 8%, respectively.

The following table presents Engineering revenues by client type for 2005 and 2004:

| Revenue by client type | 2005 | | 2004 | |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Federal government | **$ 179.8** | **48%** | $ 142.9 | 42% |
| State and local government | **152.2** | **41%** | 166.6 | 48% |
| Domestic private industry | **39.1** | **11%** | 33.9 | 10% |
| *Total Engineering revenues* | **$ 371.1** | **100%** | $ 343.4 | 100% |

***Energy.*** Revenues were $208.2 million in 2005 compared to $208.7 million in 2004, reflecting a slight decrease of $0.5 million. This minor decrease reflects lower revenues on certain contracts in Energy's CMMS business, partially offset by revenue increases associated with the additions of a multi-million dollar contract with Anglo-Suisse Offshore Partners, LLC ("ASOP") to operate, maintain and optimize the performance of ASOP's offshore oil and gas producing properties in the Gulf of Mexico, an onshore contract with Storm Cat Energy to operate and maintain its coal bed methane production facilities, and a multi-million dollar contract to provide operations assurance services for the Agbami Floating Production Storage and Offloading Project in deepwater offshore Nigeria. The lower 2005 revenues associated with CMMS contracts were due to the wind down of several projects during late 2004 and early 2005. Also negatively impacting Energy revenues in 2005 was the loss of certain offshore projects in the Gulf of Mexico, where properties were sold and we were not able to retain the contracts with the new owners.

The following table presents Energy revenues by market for 2005 and 2004:

| Revenue by market | 2005 | | 2004 | |
|---|---|---|---|---|
| | (dollars in millions) | | | |
| Domestic | **$ 143.7** | **69%** | $ 147.5 | 71% |
| International | **64.5** | **31%** | 61.2 | 29% |
| *Total Energy revenues* | **$ 208.2** | **100%** | $ 208.7 | 100% |

**Gross Profit**

Our gross profit was $83.4 million in 2005 compared to $86.4 million in 2004, reflecting a decrease of $3.0 million or 4%. Gross profit expressed as a percentage of contract revenues decreased to 14.4% in 2005 from 15.7% in 2004. Direct labor costs expressed as a percentage of contract revenues were 30.8% for 2005 compared to 30.5% for 2004, while subcontractor costs expressed as a percentage of revenues were 22.7% and 21.5% in 2005 and 2004, respectively. Gross profit for 2005 was also unfavorably impacted by $1.3 million related to adverse development on a professional liability insurance claim. We also increased our reserve for medical insurance claims by $0.7 million during 2005 and the majority of this expense was allocated to cost of work performed, thereby reducing gross profit for both the Engineering and Energy segments.

***Engineering.*** Gross profit was $72.2 million in 2005 compared to $66.7 million in 2004, reflecting an increase of $5.5 million or 8%. Gross profit expressed as a percentage of revenues increased slightly to 19.5% in 2005 from 19.4% in 2004. With respect to FEMA, the positive effect of the aforementioned incentive awards was partially offset by a higher use of subcontractors to build the information infrastructure in 2005.

***Energy.*** Gross profit was $14.9 million in 2005 compared to $20.7 million in 2004, reflecting a decrease of $5.8 million or 28%. Gross profit expressed as a percentage of revenues decreased to 7.1% in 2005 from 9.9% in 2004. In 2005, gross profit expressed as a percentage of revenues was adversely affected by the previously mentioned loss of certain projects in the Gulf of Mexico and the resulting change in our contract mix toward lower-margin labor-based contracts, and the delays and cancellations of certain CMMS contracts that occurred during 2005. Additionally, higher costs related to workers' compensation and general liability claims had a negative impact on gross profit for 2005.

**Selling, General and Administrative Expenses**

Our SG&A expenses were $66.5 million in 2005 compared to $67.6 million in 2004, reflecting a decrease of $1.1 million or 2%. SG&A expenses expressed as a percentage of total contract revenues decreased to 11.5% in 2005 from 12.2% in 2004. This decrease in SG&A expenses expressed as a percentage of revenues primarily reflects the combination of significantly lower incentive compensation expense in both Engineering and Energy for 2005 and the 5% increase in revenues. In addition to significantly lower incentive compensation expense recorded in 2005 due to our lower 2005 financial performance, amounts previously accrued at December 31, 2004 under our long-term incentive compensation plan totaling $0.3 million were reversed in the second quarter of 2005 when such amounts were no longer considered to be payable under the plan. Offsetting these decreases in SG&A expenses expressed as a percentage of revenues was the unfavorable 2005 effect of our settling certain litigation. This settlement had the effect of increasing our SG&A expenses (specifically Corporate overhead expense) by $0.9 million in the second quarter of 2005. Aside from the effect of this litigation settlement, Corporate overhead expense increased by $1.8 million for 2005, primarily due to higher salary and salary-related costs and professional fees. Professional fees related to the restatement totaled $0.5 million in 2005.

***Engineering.*** SG&A expenses were $45.5 million in 2005 compared to $44.8 million in 2004, reflecting an increase of $0.7 million or 2%. SG&A expenses expressed as a percentage of revenues decreased to 12.3% in 2005 from 13.1% in 2004. This decrease in SG&A expenses expressed as a percentage of revenues is primarily related to the aforementioned lower incentive compensation expense in conjunction with increased revenues partially offset by higher corporate overhead and litigation expenses.

***Energy.*** SG&A expenses were $20.9 million in 2005 compared to $22.7 million in 2004, a decrease of $1.8 million or 8%. SG&A expenses expressed as a percentage of revenues decreased to 10.0% in 2005 from 10.9% in 2004. This decrease in SG&A expenses expressed as a percentage of revenues was primarily related to the aforementioned lower incentive compensation expense in conjunction with increased revenues partially offset by higher corporate overhead and litigation expenses.

**Other Income/(Expense)**

All other income and expense categories totaled $1.8 million of expense for 2005 compared to $0.1 million of expense for 2004. A portion of this unfavorable impact was the result of our unconsolidated joint ventures producing equity income of $0.5 million in 2005 compared to $0.6 million in 2004.

Interest income increased to $0.3 million in 2005 compared to $0.1 million in 2004. Our recurring interest expense decreased to $0.1 million in 2005 compared to $0.3 million in 2004. Both of these variances were attributable to our being in a net invested position under our Credit Agreement during the majority of 2005 as compared to a net borrowed position for the majority of 2004.

As a result of our underpayment of certain income, payroll, value added, and sales and use taxes in our Energy segment during 2005 and prior years, we accrued $1.4 million in interest expense in 2005 compared to $1.2 million for 2004.

Our "other, net" income/(expense) was $1.1 million of expense for 2005 compared to $0.6 million of income for 2005. The 2005 expense amount included currency-related losses of $0.5 million, a writedown on an equity investment totaling $0.2 million, and other miscellaneous expenses. The 2004 income amount included a gain on the sale of an investment totaling $0.2 million and currency-related gains totaling $0.1 million.

**Income Taxes**

Our provisions for income taxes resulted in effective tax rates of 67% in 2005 and 55% in 2004. The variance between the U.S. federal statutory rate and the effective rate for these periods is due primarily to taxes on foreign income, which we are not able to offset with U.S. foreign tax credits. Our effective rate is also impacted by state income taxes, permanent items that are not deductible for U.S. tax purposes and Nigerian income taxes that are levied on a deemed profit basis.

**Contract Backlog**

| *(In millions)* | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| Engineering | **$ 1,057.1** | $ 1,109.2 |
| Energy | **235.4** | 212.6 |
| *Total* | **$ 1,292.5** | $ 1,321.8 |

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Most of our contracts with the federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

As of December 31, 2006 and 2005, $467 million and $566 million of our backlog, respectively, related to a $750 million contract in the Engineering segment to assist FEMA in conducting a large-scale overhaul of the nation's flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Due to the task order structure of the contract, realization of the timing and the amount we will realize of the original contract value of $750 million remains difficult to predict. FEMA has identified specific program objectives and priorities which it intends to accomplish under this program. As the initial task orders are completed and progress against objectives is measured, we will become better able to predict realization of this contract award. In the future, we may be required to reduce the backlog accordingly.

In our Energy segment, we also consider our clients' purchase orders for labor services as backlog. These purchase orders typically have a twelve-month term and cancellation clauses with thirty-day notice provisions. On a periodic basis, backlog is reduced as related revenue is recognized. Oil and gas industry merger, acquisition and divestiture transactions affecting our clients can result in increases and decreases in our Energy segment's backlog.

**Liquidity and Capital Resources**

We have three principal sources of liquidity to fund our operations, our existing cash and cash equivalents, cash generated by operations, and our available capacity under our Credit Agreement. In addition, certain customers have provided us with cash advances for use as working capital amounts under contracts related to those customers' contracts. At December 31, 2006 and 2005, we had $13.2 million and $19.0 million in cash and cash equivalents and $68.7 million and $49.3 million in working capital, respectively. Our available capacity under our Credit Agreement, after consideration of current borrowings and outstanding letters of credit, was approximately $38.8 million (65%) and $53.0 million (88%) at December 31, 2006 and 2005, respectively. Our current ratios were 1.45 to 1 and 1.35 to 1 at the end of 2006 and 2005, respectively. The $19.4 million increase in working capital at December 31, 2006 was primarily driven by increases in accounts receivable and unbilled revenues, partially offset by a decrease in cash and increases in accounts payable and billings in excess of revenues. The increases in receivables and unbilled revenues as of December 31, 2006 were primarily related to significant growth in our Energy segment revenues during the fourth quarter of 2006. Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, and delays in the start of projects may impact our working capital. In line with industry practice, for many of our contracts we accumulate costs during a given month and then bill those costs in the following month. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2006 and 2005, $16.2 million and $16.0 million, respectively, of our accounts payable balance comprised invoices with "pay-when-paid" terms.

***Cash Used in/Provided by Operating Activities.*** Cash used in operating activities was $9.3 million for 2006, and cash provided by operating activities was $12.4 million and $28.5 million for 2005 and 2004, respectively.

The decrease in cash provided by operating activities for 2006 resulted in part from income tax payments totaling $12.2 million in 2006 compared to $0.9 million in payments made during 2005. The increase in payments for 2006 primarily resulted from the utilization of U.S. federal net operating loss carryforwards in 2005 which reduced our tax payments for 2005. Our higher 2006 forecasted taxable income resulted in higher quarterly estimated tax payments to the U.S. federal government during the year. In addition, approximately $2.9 million of the 2006 tax payments related to international income taxes for the settlement of prior period income tax liabilities. Furthermore, we paid an incremental $1.9 million in foreign payroll and value added taxes to settle several prior tax periods. Increases in both of our segments' accounts receivable balances and an increase in our Energy segment's net unbilled revenues, offset partially by a decrease in our Engineering segment's net unbilled revenues, were the primary factors in our 2006 decrease in cash provided from operating activities. While our revenues increased during the year by $71.7 million or 12%, the aggregate of accounts receivables and unbilled revenues, net of billings in excess, increased by $24.2 million or 16%. One of the key drivers in the increase in receivables as compared to the increase in revenues is the significant growth in our Energy segment's revenues in the fourth quarter, during which the Energy segment earned 30% of its 2006 revenues. This, in turn, increased our receivables and net unbilled revenue balances as of December 31, 2006.

The decrease in cash provided by operating activities for 2005 resulted primarily from lower net income, higher days sales outstanding associated with our net unbilled revenues, and lower accrued compensation (related to the 2004 incentive compensation bonuses that were paid in 2005).

The cash provided by operating activities for 2004 was the direct result of significantly higher net income, higher payables at year-end 2004 associated with Engineering's FEMA project, the accrued Engineering and Energy 2004 incentive compensation bonuses, and the accrued 2004 discretionary contribution to our 401(k) retirement plan totaling $1.5 million.

***Cash Used in Investing Activities.*** Cash used in investing activities was $14.9 million, $7.1 million, and $4.1 million in 2006, 2005 and 2004, respectively. The increase in cash used in investing activities for 2006 reflects the net cash paid for the acquisition of Buck totaling $11.2 million and capital expenditures of $3.8 million. Except for the acquisition of Buck in 2006, our cash used in investing activities related entirely to capital expenditures, with the majority relating to office and field equipment, computer and software equipment and leasehold improvements. We also acquire various assets through operating leases, which reduce the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

***Cash Provided by/Used in Financing Activities.*** Cash provided by financing activities was $18.4 million for 2006, and cash used in financing activities was $1.8 million and $18.1 million for 2005 and 2004, respectively.

Cash provided by financing activities for 2006 primarily related to net borrowings under our Credit Agreement totaling $11.0 million, which were used for short-term working capital needs and to finance the Buck acquisition. In addition, our book overdrafts increased in the amount of $6.0 million, and we received proceeds from the exercise of stock options totaling $2.0 million. This was offset by payments on capital lease obligations totaling $0.6 million.

Cash used in financing activities for 2005 primarily related to the repurchase of 104,300 shares of our common stock totaling $1.8 million. In addition, we received proceeds from the exercise of stock options totaling $0.6 million. This was offset by payments on capital lease obligations totaling $0.6 million.

The cash used in financing activities during 2004 resulted from repayments of long-term debt totaling $13.5 million, the elimination of a book overdraft balance from year-end 2003 and payments for capital lease obligations of $0.3 million, partially offset by proceeds from the exercise of stock options totaling $1.7 million.

As of December 31, 2006, 520,319 of the total 1,000,000 Board authorized treasury shares had been repurchased. We made no treasury share repurchases during 2006. Under our Credit Agreement which became effective in September 2004, our treasury share repurchases are subject to certain limitations during the four-year term of the Credit Agreement.

***Credit Agreement.*** Our Credit Agreement is with a consortium of financial institutions. The Credit Agreement provides for a revolving commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding standby letters of credit ("LOCs") not to exceed $15.0 million. As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and the outstanding LOCs were $10.2 million. As of December 31, 2005, there were no borrowings outstanding under the Credit Agreement; however, outstanding LOCs totaled $7.0 million as of that date. The Credit Agreement provides for us to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio (based on a measure of EBITDA to indebtedness). The Credit Agreement requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. We were in compliance with these financial covenants at December 31, 2006 and we expect to be in compliance with these financial covenants for at least the next year.

In connection with the restatement of our consolidated financial statements through March 31, 2005, we did not timely file various Securities and Exchange Commission ("SEC") filings during 2006. As a result, several covenant violations related to the timing of our financial reporting occurred under the Credit Agreement. The lenders waived these violations as a result of us becoming current on those SEC filings as of September 30, 2006.

***Financial Condition & Liquidity.*** We plan to utilize our cash and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, to satisfy contractual obligations, to support strategic opportunities that management identifies, to fund capital expenditures, and to make our remaining foreign tax payments. One of our strategies is to pursue growth in our core business. We consider acquisitions, investments and geographic expansion as components of our growth strategy and intend to use both existing cash and the Credit Agreement to fund such endeavors. As part of our strategy, we also periodically review our segments, and our service offerings within those segments, for financial performance and growth potential. As such, we may also consider streamlining our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term. If we commit to funding future acquisitions, we may need to adjust our Credit Agreement to reflect a longer repayment period on borrowings used for acquisitions. After giving effect to the foregoing, we believe that the combination of cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the foreseeable future.

**Contractual Obligations and Off-Balance Sheet Arrangements**

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2006 are as follows:

*(in millions)*

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| **Contractual obligations** | Total | Within 1 year | 2 – 3 years | 4 – 5 years | After 5 years |
| Operating lease obligations (1) | $ 62.0 | $ 17.8 | $ 25.6 | $ 12.9 | 5.7 |
| Long-term debt and interest (2) | 11.0 | — | 11.0 | — | — |
| Purchase obligations (3) | 4.2 | 1.8 | 2.3 | 0.1 | — |
| Other long-term liabilities (4) | 0.9 | — | — | — | 0.9 |
| Capital lease obligations (5) | 1.6 | 0.9 | 0.7 | — | — |
| *Total contractual obligations* | $ 79.7 | $ 20.5 | $ 39.6 | $ 13.0 | $ 6.6 |

(1) We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $52.0 million, with the remaining balance relating to computers, computer-related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets.

(2) The long-term debt and interest related to borrowings under our Credit Agreement totaling $11.0 million, which were used for short-term working capital needs and for financing the Buck acquisition.

(3) Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices. These obligations include maintenance agreements related to our information and telecommunication systems of $3.6 million and other obligations of $0.6 million.

(4) The majority of this $0.9 million balance represents deferred compensation for our Board of Directors.

(5) Capital leases include computers, computer-related equipment and motor vehicles.

*(in millions)*

| | | Amount of commitment expiration per period | | | |
|---|---|---|---|---|---|
| **Off-Balance Sheet Arrangements** | Total | Within 1 year | 2 – 3 years | 4 – 5 years | Over 5 years |
| Standby letters of credit | $ 10.2 | $ — | $ 10.2 | $ — | $ — |
| Performance and payment bonds | 5.3 | 0.2 | — | 4.4 | 0.7 |
| *Total commercial commitments* | $ 15.5 | $ 0.2 | $ 10.2 | $ 4.4 | $ 0.7 |

Our banks issue standby letters of credit on our behalf under the Credit Agreement discussed above. As of December 31, 2006, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds at December 31, 2006. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

**Critical Accounting Estimates**

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management's most difficult, subjective or complex judgments and estimates.

***Project Cost Estimates to Complete.*** We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also used to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2006, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

***Revenue Recognition.*** As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $1.4 million as of both December 31, 2006 and 2005, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Our Energy segment recognizes revenue for the majority of its contracts in accordance with SEC Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." SAB 104 requires that revenue should generally be recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

***Income and Other Taxes.*** We account for income taxes in accordance with Statement of Financial Accounting Standards No. ("SFAS") 109. We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings, and various other credits and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place a valuation allowance on those assets if we do not expect the realization of these assets to be more likely than not.

As a result of the restatements of our consolidated financial statements through the first quarter of 2005, we have recorded significant liabilities for foreign income tax and other taxes as well as related penalties and interest. These amounts were estimated and recorded based on applicable statutory tax rates, and will be reduced in future periods based on tax payments, settlements and other resolutions. The amounts of these payments, settlements and other resolutions may differ from the amounts estimated and recorded.

***Goodwill.*** During the second quarter of each year, we perform a valuation of the goodwill associated with our operating segments. To the extent that the fair value of the business, including the goodwill, is less than the recorded value, we would write down the value of the goodwill. The valuation of the goodwill is affected by, among other things, our business plan for the future and estimated results of future operations. Changes in the business plan and/or in future operating results may have an impact on the valuation of the assets and therefore could result in our recording a related impairment charge.

***Contingencies.*** The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. We do not believe that material changes to these estimates are reasonably likely to occur.

**Recent Accounting Pronouncements**

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123(R), which replaces SFAS 123 and supersedes Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and does not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. We adopted the provisions of SFAS 123(R) on January 1, 2006 and used the modified prospective application method in our adoption. SFAS 123(R) did not have a material impact on our financial statements since we have been recording our stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 was effective for us beginning January 1, 2006. The adoption of this standard did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN 48 prescribes recognition and measurement standards for a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is the determination of whether a tax position should be recognized in the financial statements. Under FIN 48, a tax position taken or expected to be taken in a tax return is to be recognized only if we determine that it is more likely than not that the tax position will be sustained upon examination by the tax authorities based upon the technical merits of the position. In step two, for those tax positions which should be recognized, the measurement of a tax position is determined as being the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 in the first quarter of 2007, with the adoption to be treated as a cumulative-effect reduction to retained earnings in the range of $0.6 to $0.9 million as of January 1, 2007.

In June 2006, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)." EITF 06-3 provides guidance on disclosing the accounting policy for the income statement presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, EITF 06-3 requires disclosure of any such taxes that are reported on a gross basis as well as the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. EITF 06-3 will be effective for us as of January 1, 2007. As EITF 06-3 provides only disclosure requirements, the adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and then evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required as long as management properly applies its previous approach and all relevant facts and circumstances were considered. If prior years' financial statements are not restated, the cumulative effect adjustment is recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 was effective for us for the year ended December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier adoption is permitted, provided that financial statements have not yet been issued for that fiscal year, including financial statements for an interim period within that fiscal year. We will adopt the provisions of SFAS 157 on January 1, 2008 and do not expect any impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities, Including an Amendment of FASB Statement No. 115," which permits entities to choose, at specific election dates, to measure eligible financial assets and liabilities at fair value (referred to as the "fair value option") and report associated unrealized gains and losses in earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We may adopt the provisions of SFAS 159 on January 1, 2008 and we do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

## MICHAEL BAKER CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME

| *(In thousands, except per share amounts)* | For the years ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| Total contract revenues | **$ 651,012** | $ 579,278 | $ 552,046 |
| Cost of work performed | **562,675** | 495,883 | 465,601 |
| *Gross profit* | **88,337** | 83,395 | 86,445 |
| Selling, general and administrative expenses | **69,824** | 66,513 | 67,577 |
| *Income from operations* | **18,513** | 16,882 | 18,868 |
| Other income/(expense): | | | |
| Equity income from unconsolidated subsidiaries | **1,253** | 500 | 581 |
| Interest income | **467** | 341 | 84 |
| Interest expense | **(978)** | (128) | (252) |
| Reductions/(expense) related to interest on unpaid taxes, net (Notes 11 and 21) | **964** | (1,392) | (1,162) |
| Other, net | **417** | (1,086) | 600 |
| *Income before income taxes* | **20,636** | 15,117 | 18,719 |
| Provision for income taxes | **8,805** | 10,066 | 10,325 |
| ***Net income*** | **11,831** | 5,051 | 8,394 |
| Other comprehensive income/(loss): | | | |
| Foreign currency translation adjustments, net of $75 tax for 2006 and zero in 2005 and 2004 | **545** | 425 | (217) |
| Reclassification adjustment for gain on sale of an investment included in net income, net of $89 tax benefit | — | — | (109) |
| ***Comprehensive income*** | **$ 12,376** | $ 5,476 | $ 8,068 |
| ***Basic earnings per share*** | **$ 1.39** | $ 0.59 | $ 1.00 |
| ***Diluted earnings per share*** | **$ 1.36** | $ 0.58 | $ 0.98 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## MICHAEL BAKER CORPORATION
## CONSOLIDATED BALANCE SHEETS

| ASSETS<br>*(In thousands, except share amounts)* | As of December 31, 2006 | 2005 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 13,182 | $ 19,041 |
| Receivables, net of allowance of $767 and $746, respectively | 97,815 | 79,177 |
| Unbilled revenues on contracts in progress | 94,548 | 84,654 |
| Prepaid expenses and other | 16,044 | 8,373 |
| *Total current assets* | 221,589 | 191,245 |
| **Property, Plant and Equipment, net** | 21,323 | 21,805 |
| **Long-term Assets** | | |
| Goodwill | 17,092 | 8,471 |
| Other intangible assets, net | 483 | 190 |
| Other long-term assets | 5,636 | 3,750 |
| *Total other long-term assets* | 23,211 | 12,411 |
| ***Total assets*** | $ 266,123 | $ 225,461 |

| LIABILITIES AND SHAREHOLDERS' INVESTMENT | As of December 31, 2006 | 2005 |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ 54,700 | $ 45,570 |
| Accrued employee compensation | 26,354 | 25,475 |
| Accrued insurance | 13,809 | 11,544 |
| Billings in excess of revenues on contracts in progress | 17,415 | 13,060 |
| Current deferred tax liability | 18,063 | 13,197 |
| Income taxes payable | 6,068 | 9,827 |
| Other accrued expenses and current liabilities | 16,454 | 23,308 |
| *Total current liabilities* | 152,863 | 141,981 |
| **Long-term Liabilities** | | |
| Commitments and contingencies (Note 11) | — | — |
| Long-term debt | 11,038 | — |
| Other long-term liabilities | 4,004 | 2,900 |
| Long-term deferred tax liabilities | 3,098 | 756 |
| ***Total liabilities*** | 171,003 | 145,637 |
| **Shareholders' Investment** | | |
| Common Stock, par value $1, authorized 44,000,000 shares, issued 9,193,705 and 8,985,168 shares in 2006 and 2005, respectively | 9,194 | 8,985 |
| Additional paid-in capital | 44,676 | 41,965 |
| Retained earnings | 46,170 | 34,339 |
| Accumulated other comprehensive loss - Cumulative foreign currency translation adjustments | (159) | (704) |
| Less – 495,537 shares of Common Stock in treasury, at cost, in both 2006 and 2005 | (4,761) | (4,761) |
| *Total shareholders' investment* | 95,120 | 79,824 |
| ***Total liabilities and shareholders' investment*** | $ 266,123 | $ 225,461 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## MICHAEL BAKER CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *(In thousands)* | For the years ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ **11,831** | $ 5,051 | $ 8,394 |
| Adjustments to reconcile net income to net cash (used in)/ provided by operating activities: | | | |
| Depreciation and amortization | **5,970** | 5,093 | 4,919 |
| Stock-based compensation expense | **271** | 128 | 674 |
| Tax benefits of stock-based compensation | **673** | 140 | 493 |
| Excess tax benefits from stock-based compensation | **(48)** | (21) | (17) |
| Deferred income tax expense | **7,208** | 2,743 | 7,922 |
| Changes in assets and liabilities: | | | |
| (Increase)/decrease in receivables | **(15,712)** | 372 | (4,628) |
| Increase in unbilled revenues and billings in excess, net | **(6,033)** | (7,447) | (28,360) |
| (Increase)/decrease in other net assets | **(8,658)** | 6,315 | (3,014) |
| Increase/(decrease) in accounts payable | **1,793** | (3,258) | 25,644 |
| (Decrease)/increase in accrued expenses | **(6,638)** | 3,324 | 16,450 |
| *Total adjustments* | **(21,174)** | 7,389 | 20,083 |
| *Net cash (used in)/provided by operating activities* | **(9,343)** | 12,440 | 28,477 |
| **Cash Flows from Investing Activities** | | | |
| Additions to property, plant and equipment, net | **(3,763)** | (7,078) | (4,055) |
| Acquisition of Buck Engineering, P.C., net of cash acquired | **(11,170)** | — | — |
| *Net cash used in investing activities* | **(14,933)** | (7,078) | (4,055) |
| **Cash Flows from Financing Activities** | | | |
| Borrowings of/(payments on) long-term debt, net | **11,038** | -- | (13,481) |
| Increase/(decrease) in book overdrafts | **5,989** | — | (6,022) |
| Proceeds from exercise of stock options | **1,974** | 576 | 1,734 |
| Payments for capital lease obligations | **(632)** | (581) | (325) |
| Excess tax benefits from stock-based compensation | **48** | 21 | 17 |
| Payments to acquire treasury stock | — | (1,808) | — |
| *Net cash provided by/(used in) financing activities* | **18,417** | (1,792) | (18,077) |
| *Net (decrease)/increase in cash and cash equivalents* | **(5,859)** | 3,570 | 6,345 |
| Cash and cash equivalents, beginning of year | **19,041** | 15,471 | 9,126 |
| *Cash and cash equivalents, end of year* | $ **13,182** | $ 19,041 | $ 15,471 |
| **Supplemental Disclosures of Cash Flow Data** | | | |
| *Cash paid during the year for:* | | | |
| Interest | $ **763** | $ 163 | $ 283 |
| Income taxes | $ **12,225** | $ 864 | $ 2,557 |
| **Supplemental Schedule of Non-Cash Investing and Financing Activities** | | | |
| Vehicles & equipment acquired through capital lease obligations | $ **554** | $ 675 | $ 1,063 |
| Assets acquired on credit | $ **222** | $ 41 | $ 516 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**MICHAEL BAKER CORPORATON**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT**

| *(In thousands)* | Common stock, par value $1 | Treasury Shares | Treasury Amount | Additional paid in capital | Retained earnings | Accumulated other comprehensive income/(loss) |
|---|---|---|---|---|---|---|
| **Balance, January 1, 2004** | $ 8,711 | (391) | $ (2,953) | $ 38,494 | $ 20,894 | $ (803) |
| Net income | — | — | — | — | 8,394 | — |
| Stock options exercised | 192 | — | — | 2,035 | — | — |
| Restricted stock issued | 7 | — | — | (7) | — | — |
| Amortization of restricted stock | — | — | — | 63 | — | — |
| Options granted | — | — | — | 80 | — | — |
| Other comprehensive loss, net of tax: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | — | (217) |
| Reclassification adjustment for gain on sale of investment | — | — | — | — | — | (109) |
| **Balance, December 31, 2004** | 8,910 | (391) | (2,953) | 40,665 | 29,288 | (1,129) |
| Net income | — | — | — | — | 5,051 | — |
| Stock options exercised | 43 | — | — | 673 | — | — |
| Restricted stock issued | 32 | — | — | 359 | — | — |
| Amortization of restricted stock | — | — | — | 134 | — | — |
| Options granted | — | — | — | 134 | — | — |
| Treasury stock purchases | — | (104) | (1,808) | — | — | — |
| Other comprehensive income, net of tax: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | — | 425 |
| **Balance, December 31, 2005** | 8,985 | (495) | (4,761) | 41,965 | 34,339 | (704) |
| Net income | — | — | — | — | 11,831 | — |
| Stock options exercised | 198 | — | — | 2,449 | — | — |
| Restricted stock issued | 11 | — | — | (9) | — | — |
| Amortization of restricted stock | — | — | — | 141 | — | — |
| Options granted | — | — | — | 130 | — | — |
| Other comprehensive income, net of tax: | | | | | | |
| Foreign currency translation adjustments | — | — | — | — | — | 545 |
| **Balance, December 31, 2006** | $ 9,194 | (495) | $ (4,761) | $ 44,676 | $ 46,170 | $ (159) |

*The accompanying notes are an integral part of the consolidated financial statements.*

## 1. NATURE OF BUSINESS

Michael Baker Corporation (the "Company") was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering and energy expertise for public and private sector clients worldwide. The Company's primary engineering services include engineering design for transportation and civil infrastructure markets, architectural, environmental services, and construction management services for buildings and transportation projects. The Company's primary energy services include the operation and maintenance of oil and gas production facilities whose assets and natural resource reserves are owned by the third parties.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Principles of Consolidation.*** The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and jointly-owned subsidiaries over which it exercises control. The Company does not have any variable interest entities for which it has been determined to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities," and that, as such, would require consolidation. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the "Other, net" caption in its Consolidated Statements of Income and within the "Other long-term liabilities" caption in its Consolidated Balance Sheets. Investments in non-consolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company renders services to its joint ventures. The Company records revenue in the period in which such services are provided. Investments in non-consolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

***Revenue Recognition and Accounting for Contracts.*** The Company earns revenue by providing Engineering and Energy related services, typically through Cost-Plus, Fixed-Price, and Time-and-Materials contracts. In providing these services, the Company typically incurs direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses.

Revenue is recognized in the Company's Engineering segment under the percentage-of-completion method of accounting in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Performance-Type Contracts." Revenues for the current period are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period in which the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work.

In certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Claims are amounts in excess of agreed contract price that the Company seeks to collect from its clients or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Revenues related to claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client.

The majority of the Company's contracts fall under the following types:

- *Cost-Plus.* Tasks under these contracts can have various cost-plus features. Under cost-plus fixed fee contracts, clients are billed for the Company's costs, including both direct and indirect costs, plus a fixed negotiated fee. Under cost-plus fixed rate contracts, clients are billed for the Company's costs plus negotiated fees or rates based on its indirect costs. Some cost-plus contracts provide for award fees or penalties based on performance criteria in lieu of a fixed fee or fixed rate. Contracts may also include performance-based award fees or incentive fees.

- *Fixed-Price.* Under fixed-price contracts, the Company's clients are billed at defined milestones for an agreed amount negotiated in advance for a specified scope of work.

- *Time-and-Materials.* Under the Company's time-and-materials contracts, the Company negotiates hourly billing rates and charges based on the actual time that it expended, in addition to other direct costs incurred in connection with the contract. Time-and-materials contracts typically have a stated contract value.

Under certain cost-type contracts with governmental agencies in the Company's Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are also structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," the Company has assessed the indicators provided in EITF 99-19 and determined that the Company will include its direct labor costs, subcontractor costs and ODCs in computing and reporting the Company's total contract revenues as long as the Company remains responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

In the Company's Energy segment, revenue on contracts that do not qualify for percentage-of-completion accounting, is recognized in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." Under SAB 104, revenue is recognized only after; (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) the selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Total contract revenues for the operations and maintenance contracts in the Company's Energy segment are primarily recognized as related services are provided in accordance with SAB 104. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. These bonuses are recorded as revenues when all criteria of SAB 104 have been met.

***Unbilled Revenues on Contracts in Progress and Billings in Excess of Revenues on Contracts in Progress.*** Unbilled revenues on contracts in progress in the accompanying Consolidated Balance Sheets represent unbilled amounts earned and reimbursable under contracts in progress. These amounts become billable according to the contract terms, which consider the passage of time, achievement of certain milestones or completion of the project. The majority of contracts contain provisions that permit these unbilled amounts to be invoiced in the month after the related costs are incurred. Generally, unbilled amounts will be billed and collected within one year.

Billings in excess of revenues on contracts in progress in the accompanying Consolidated Balance Sheets represent accumulated billings to clients in excess of the related revenue recognized to date. The Company anticipates that the majority of such amounts will be earned as revenue within one year.

***Use of Estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in recording profit incentives and/or award fee revenues under its contracts, in the assessment of its exposure to insurance claims that fall below policy deductibles, in the determination of its liabilities for incurred but not reported insurance claims, incentive compensation and income tax expense, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

The Company self-insures certain risks, including employee health benefits, professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported and unreported claims and is based on estimates of loss using assumptions made by management, including the consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Actual losses may vary from the amounts estimated via actuarial projections. Any increases or decreases in loss amounts estimated are recognized in the period in which the loss is determined.

***Income Taxes.*** The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. ("SFAS") 109, "Accounting for Income Taxes." The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. In certain foreign jurisdictions where it operates, income tax is based on a deemed profit methodology. The calculation of the Company's annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

The Company recognizes current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. It also recognizes deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings and various credits and carryforwards. The Company's current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where it operates. The Company does not consider the effects of future changes in tax laws or rates in the current period. The Company analyzes its deferred tax assets and places valuation allowances on those assets if it does not expect the realization of these assets to be more likely than not.

Penalties estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company's Consolidated Statements of Income. Interest accruals associated with underpaid income taxes and related adjustments are included in the "Reductions/(expense) related to interest on unpaid taxes, net" caption in the Company's Consolidated Statements of Income.

***Other Comprehensive Income/(Loss).*** The only component of the Company's accumulated other comprehensive income/(loss) balance related to foreign currency translation adjustments for 2006 and 2005. For the year ended December 31, 2004, other comprehensive income consisted of foreign currency translation adjustments and unrealized gain on an equity investment, net of tax. In the first quarter of 2004, the Company sold a previous common stock investment and the related accumulated unrealized gain as of December 31, 2003 was reclassified from accumulated other comprehensive loss to other income as a realized gain.

***Foreign Currency Translation.*** Most of the Company's foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in the Company's Consolidated Statements of Income.

***Fair Value of Financial Instruments*** The fair value of financial instruments classified as cash and cash equivalents, receivables, accounts payable, capital lease obligations and other long-term liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. The fair value of long-term debt approximates carrying value due to the variable nature of this instrument.

***Cash and Cash Equivalents.*** Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

***Concentrations of Credit Risk and Allowance for Uncollectible Amounts.*** Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are maintained in accounts held in deposit accounts that are generally not insured.

The Company reduces accounts receivable by estimating an allowance for amounts that may become uncollectible in the future. Management determines the estimated allowance for uncollectible accounts based on its evaluation of collection efforts, the financial condition of the Company's clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company's receivables and net revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments. Contracts and subcontracts with the U.S. federal and state governments usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government if program requirements or budgetary constraints change. Upon such a termination, the Company is generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination, which significantly reduces the Company's credit risk with these types of clients.

***Goodwill and Intangible Assets.*** The Company may record goodwill and other intangible assets in connection with business combinations which are accounted for using the purchase method of accounting. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized in accordance with SFAS 142, "Goodwill and Other Intangible Assets." The Company's goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year or when events occur or circumstances change that could cause the balance to be impaired. Reporting units for purposes of this test are identical to the Company's operating segments, which are further discussed in the "Business Segments" note. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the "Income Approach," which is based on estimates of future net cash flows and the "Market Approach," which observes transactional evidence involving similar businesses. Intangible assets are stated at fair value as of the date acquired in a business combination. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets.

***Property, Plant and Equipment.*** All additions, including betterments to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income in the year of disposition.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project.

Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, Plant and Equipment, net" in the Company's Consolidated Balance Sheets. Software maintenance, data conversion and training costs are expensed in the period in which they are incurred.

***Leases.*** The Company leases office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records these allowances as a deferred rent liability in its Consolidated Balance Sheets. These asset amounts are amortized on a straight-line basis over the shorter of the term of the lease or useful life of the asset as additional amortization expense and a reduction to rent expense, respectively. The deferred rent liability balances are recognized over the term of the lease. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with SFAS 13, "Accounting for Leases," as amended. Lease terms generally range from 1 to 10 years with one or more fair market value renewal options. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

The Company leases computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 7 years. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS 13.

***Impairment of Long-lived Assets.*** The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets which are held and used in operations are considered impaired if the carrying value of the asset exceeds the undiscounted future cash flows from the asset. If impaired, an appropriate charge is recorded to adjust the carrying value of the long-lived asset to its estimated fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from the asset using an appropriate discount rate.

***Accounting for Stock Options.*** Stock options are granted to non-employee directors of the Company at the fair market value of the Company's stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders' investment at the date the options are exercised. Prior to January 1, 2006, as permitted under SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Company applied the prospective method, under which it expensed the fair value of all stock options granted, modified or settled.

Effective January 1, 2006, the Company adopted SFAS 123(R). This statement replaces SFAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. ("APB") 25. SFAS 123(R) requires that all stock-based compensation be measured at the fair value of the award and be recognized as an expense in the Company's results of operations. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis. These expenses will be recognized as a component of the Company's selling, general and administrative costs, as these costs relate to options issued to Directors. Prior years' financial statements have not been restated. SFAS 123(R) also requires that excess tax benefits related to stock-based compensation be reflected as financing cash inflows instead of operating cash inflows.

***Reclassifications.*** Certain reclassifications have been made to prior years' consolidated statements of income, consolidated balance sheets, consolidated statements of cash flows and consolidated statements of shareholders' investment in order to conform to the current year presentation.

## 3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 123(R). As discussed under the Company's "Accounting for Stock Options" caption in the "Summary of Significant Accounting Policies" note, the Company adopted the provisions of SFAS 123(R) on January 1, 2006. SFAS 123(R) did not have a material impact on the Company's financial statements since it had been recording its stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstance in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in the depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 was effective for the Company beginning January 1, 2006. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN 48 prescribes recognition and measurement standards for a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is the determination of whether a tax position should be recognized in the financial statements.

Under FIN 48, a tax position taken or expected to be taken in a tax return is to be recognized only if the Company determines that it is more likely than not that the tax position will be sustained upon examination by the tax authorities based upon the technical merits of the position. In step two, for those tax positions which should be recognized, the measurement of a tax position is determined as being the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007, with the adoption to be treated as a cumulative-effect reduction to retained earnings in the range of $0.6 to $0.9 million as of January 1, 2007.

In June 2006, the FASB issued EITF 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)." EITF 06-3 provides guidance on disclosing the accounting policy for the income statement presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, EITF 06-3 requires disclosure of any such taxes that are reported on a gross basis as well as the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. EITF 06-3 will be effective for the Company as of January 1, 2007. As EITF 06-3 provides only disclosure requirements, the adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and then evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required as long as management properly applies its previous approach and all relevant facts and circumstances were considered. If prior years' financial statements are not restated, the cumulative effect adjustment should be recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 was effective for the Company for the year ended December 31, 2006. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier adoption is permitted, provided that financial statements have not yet been issued for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt the provisions of SFAS 157 on January 1, 2008 and does not expect any impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities, Including an Amendment of FASB Statement No. 115," which permits entities to choose, at specific election dates, to measure eligible financial assets and liabilities at fair value (referred to as the "fair value option") and report associated unrealized gains and losses in earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company may adopt the provisions of SFAS 159 on January 1, 2008 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

## 4. BUSINESS ACQUISITION

On April 6, 2006, the Company purchased 100% of the stock of Buck Engineering, P.C. ("Buck"), a North Carolina-based planning and environmental engineering firm. Buck had 2005 revenues of approximately $13 million and approximately 60 employees at the time of the acquisition. Buck's assets consisted primarily of receivables and fixed assets totaling $2.9 million and $0.6 million, respectively, as of the acquisition date. The acquisition was accounted for under the purchase method in accordance with SFAS 141, "Business Combinations," and in accordance therewith, the total purchase price of approximately $11.2 million, net of cash acquired of approximately $0.1 million, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. Of the total purchase amount, $8.6 million (including $0.2 million in acquisition fees) was paid in 2006, while the remaining $2.6 million is being held in escrow and is expected to be released to the sellers in 2007. This allocation resulted in an increase of $8.6 million and $0.8 million to the Engineering segment's goodwill and other intangible asset balances, respectively. The other intangible assets balance relates primarily to the value of customer backlog at the time of the acquisition. Beginning on April 6, 2006, revenue from Buck has been included in the Company's consolidated financial statements as a component of the Engineering business segment. The purchase price allocation for this acquisition has been finalized. Pro forma financial information has not been included due to the immateriality of this acquisition.

## 5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company's unconsolidated joint ventures provide engineering, program management, construction management and operations and maintenance services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, typically comprising a representative from each joint venture partner with equal voting rights. The executive committee provides management oversight and assigns work efforts to the joint venture partners.

The majority of the Company's unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's own employees render services that are billed to the joint venture, which are then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. The Company includes revenues related to the services performed for these joint ventures and the costs associated with these services in its results of operations. The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. The Company accounts for its investments in unconsolidated joint ventures using the equity method.

## 6. BUSINESS SEGMENTS

The Company's Engineering and Energy business segments reflect how management makes resource decisions and assesses its performance. Each segment operates under a separate management group and produces discrete financial information which is reviewed by management. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies.

***Engineering.*** The Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

***Energy.*** The Energy segment provides a full range of services for operating third-party energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's managed services operating model as a service delivery method. The Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for its own account or own any oil or natural gas reserves.

The Company evaluates the performance of its segments primarily based on operating income before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology and communications, and is allocated between the Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

The following tables reflect the required disclosures for the Company's business segments (in millions):

**Total Contract Revenues/Income from Operations**

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Engineering** | | | |
| Total contract revenues | **$ 380.1** | $ 371.1 | $ 343.3 |
| Income from operations before Corporate overhead | **30.1** | 40.2 | 33.2 |
| Less: Corporate overhead | **(16.5)** | (13.6) | (11.3) |
| *Income from operations* | **13.6** | 26.6 | 21.9 |
| **Energy** | | | |
| Total contract revenues | **270.9** | 208.2 | 208.7 |
| Income/(loss) from operations before Corporate overhead | **12.5** | (0.9) | 2.7 |
| Less: Corporate overhead | **(6.2)** | (5.1) | (4.7) |
| *Income/(loss) from operations* | **6.3** | (6.0) | (2.0) |
| **Total business segments** | | | |
| Total contract revenues | **651.0** | 579.3 | 552.0 |
| Income from operations before Corporate overhead | **42.6** | 39.3 | 35.9 |
| Less: Corporate overhead | **(22.7)** | (18.7) | (16.0) |
| *Income from operations - segments* | **19.9** | 20.6 | 19.9 |
| Other Corporate/Insurance expense | **(1.4)** | (3.7) | (1.0) |
| ***Total Company - Income from operations*** | **$ 18.5** | $ 16.9 | $ 18.9 |

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| ***Segment assets:*** | | | |
| Engineering | **$ 133.2** | $ 116.6 | $ 113.7 |
| Energy | **114.8** | 80.4 | 71.8 |
| *Subtotal – segments* | **248.0** | 197.0 | 185.5 |
| Corporate/Insurance | **18.1** | 28.5 | 29.5 |
| ***Total*** | **$ 266.1** | $ 225.5 | $ 215.0 |

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| ***Capital expenditures:*** | | | |
| Engineering | **$ 3.3** | $ 2.9 | $ 3.4 |
| Energy | **0.7** | 2.3 | 1.1 |
| *Subtotal – segments* | **4.0** | 5.2 | 4.5 |
| Corporate | **1.1** | 2.6 | 1.1 |
| ***Total*** | **$ 5.1** | $ 7.8 | $ 5.6 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| ***Depreciation and amortization expense:*** | | | |
| Engineering | **$ 2.6** | $ 2.0 | $ 2.3 |
| Energy | **1.1** | 1.3 | 1.0 |
| *Subtotal – segments* | **3.7** | 3.3 | 3.3 |
| Corporate | **2.3** | 1.8 | 1.6 |
| *Total* | **$ 6.0** | $ 5.1 | $ 4.9 |

The Company has determined that interest expense, interest income, intersegment revenues, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements. Reductions/(expense) related to interest on unpaid taxes, net, which related entirely to the Energy segment, was $1.0 million, $(1.4) million and $(1.2) million for 2006, 2005 and 2004, respectively. The Company's equity in the net income of investees accounted for by the equity method, which was approximately $1.3 million in 2006, $0.5 in 2005 and $0.6 in 2004, is not evaluated in the performance of the segments by the Company's management.

The Company's enterprise-wide disclosures are as follows (in millions):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| ***Total contract revenues by geographic origin:*** | | | |
| Domestic | **$ 565.3** | $ 507.3 | $ 483.6 |
| Foreign | **85.7** | 72.0 | 68.4 |
| *Total* | **$ 651.0** | $ 579.3 | $ 552.0 |

The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client's U.S. or non-U.S. ownership.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| ***Total contract revenues by principal markets:*** | | | |
| United States government | **27.0%** | 31.0% | 25.9% |
| Various state governmental and quasi-governmental agencies | **23.1%** | 26.3% | 30.2% |
| Commercial, industrial and private clients | **49.9%** | 42.7% | 43.9% |

In the Engineering segment, one customer, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 15%, 20% and 15% of the Company's total contract revenues in 2006, 2005 and 2004, respectively. Long-lived assets are principally held in the U.S.

### 7. CONTRACTS

Revenues and billings to date on contracts in progress at December 31, 2006 and 2005 were as follows (in millions):

| | 2006 | 2005 |
|---|---|---|
| Revenues | **$ 3,005** | $ 2,798 |
| Billings | **(2,928)** | (2,726) |
| *Net unbilled revenue* | **$ 77** | $ 72 |

A portion of the trade receivable balances totaling $6,018,000 and $4,837,000 at December 31, 2006 and 2005, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $4,743,000 and $4,089,000 of these retention balances at December 31, 2006 and 2005, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the receivables, net balances. The remaining retention balances are reflected as "Other long-term assets" in the Company's Consolidated Balance Sheets.

The Company had allowances for doubtful accounts totaling $767,000 and $746,000 as of December 31, 2006 and 2005, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2006, management believes that these receivable balances will be fully collectible within one year.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the Company had not recognized potential future revenues estimated at $1.4 million as of both December 31, 2006 and 2005, respectively, for which the related costs had already been expensed as of these dates.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to periodic routine audits, which generally are performed by the Defense Contract Audit Agency ("DCAA") or applicable state agencies. These agencies' audits typically apply to the Company's overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the auditors may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that certain costs be disallowed. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future audits will not result in material disallowances of incurred costs.

## 8. INCOME TAXES

The components of income/(loss) before income taxes are as follows (in thousands):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Domestic | $ 14,953 | $ 18,561 | $ 18,868 |
| Foreign | 5,683 | (3,444) | (149) |
| *Total* | $ 20,636 | $ 15,117 | $ 18,719 |

The income tax provision consists of the following (in thousands):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| ***Current income taxes:*** | | | |
| U.S. federal* | $ (2,916) | $ 4,173 | $ 127 |
| Foreign | 3,419 | 2,625 | 2,121 |
| State | 1,156 | 525 | 155 |
| *Total current income tax provision* | 1,659 | 7,323 | 2,403 |
| ***Deferred income taxes:*** | | | |
| U.S. federal* | 7,706 | 2,291 | 7,118 |
| Foreign | (101) | 165 | 369 |
| State | (459) | 287 | 435 |
| *Total deferred income tax provision* | 7,146 | 2,743 | 7,922 |
| ***Total provision for income taxes*** | $ 8,805 | $ 10,066 | $ 10,325 |

* Includes U.S. taxes related to foreign income.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2006, 2005 and 2004 in the amounts of $673,000, $140,000 and $493,000, respectively.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded (in thousands):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Computed income taxes at U.S. federal statutory rate | $ 7,223 | $ 5,291 | $ 6,552 |
| Taxes on foreign income and losses | 77 | 3,189 | 1,323 |
| Taxes on foreign deemed profits | 1,252 | 806 | 1,219 |
| Benefit from foreign earnings indefinitely reinvested | — | (947) | — |
| IRS refund claims, net | (801) | — | — |
| Deferred tax on foreign earnings not indefinitely reinvested | 545 | 225 | 326 |
| State income taxes, net of federal income tax benefit | 365 | 812 | 591 |
| Permanent differences | 400 | 646 | 499 |
| Change in reserves | (177) | — | — |
| Change in valuation allowance, federal | — | — | (123) |
| Other | (79) | 44 | (62) |
| ***Total provision for income taxes*** | $ 8,805 | $ 10,066 | $ 10,325 |

The components of the Company's deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows (in thousands):

| | 2006 | 2005 |
|---|---|---|
| ***Deferred income tax assets:*** | | |
| Accruals not currently deductible for tax purposes | $ 9,221 | $ 9,699 |
| Billings in excess of revenues | 6,472 | 10,528 |
| Tax loss carryforwards | 8,654 | 6,948 |
| Fixed and intangible assets | 152 | — |
| All other items | 350 | 70 |
| *Gross deferred tax assets* | 24,849 | 27,245 |
| Valuation allowance for deferred tax assets | (7,792) | (6,150) |
| *Net deferred tax assets* | 17,057 | 21,095 |
| ***Deferred income tax liabilities:*** | | |
| Unbilled revenues | (33,407) | (31,653) |
| Undistributed foreign earnings | (2,169) | (1,624) |
| Fixed and intangible assets | (2,546) | (1,771) |
| All other items | (96) | — |
| *Gross deferred tax liabilities* | (38,218) | (35,048) |
| ***Net deferred tax liabilities*** | $ (21,161) | $ (13,953) |

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2006. The Company has provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

The Company has state net operating loss ("NOL") carryforwards with an aggregate tax benefit of $4,736,000, which expire from 2009 to 2026. A valuation allowance of $3,703,000 has been established for these deferred tax assets. In addition, certain of the Company's foreign subsidiaries have NOL carryforwards aggregating $3,801,000, which expire in varying amounts starting in 2006; some of these have no expiration dates. A full valuation allowance of $3,801,000 has been established for the foreign NOL carryforwards. The Company has also recorded a valuation allowance of $171,000 against other foreign deferred tax assets.

The Company has federal capital loss carryforwards totaling $117,000 as of December 31, 2006, which are available to offset future capital gains. These carryforwards will expire in 2008. A full valuation allowance of $117,000 has been established for these deferred tax assets.

During 2005, the Company made a decision to indefinitely reinvest all earnings from the Company's Venezuelan subsidiary. As of December 31, 2006, the cumulative amount of foreign undistributed net earnings related to the Company's Venezuelan subsidiary, for which no deferred taxes have been provided, was $2,841,000. The decision to indefinitely reinvest these earnings resulted in a $947,000 U.S. tax benefit in 2005, since U.S. taxes had previously been provided on these earnings.

The Company has certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2006, the Company provided $2,169,000 of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

The American Jobs Creation Act of 2004 created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing for an 85% dividends-received deduction for certain dividends from controlled corporations. After evaluating its effects, the Company did not utilize this provision during 2005.

During 2006, the Internal Revenue Service completed their examination of the Company's 2002 consolidated U.S. income tax, which resulted in a refund of $128,000. The Company's 2004 and 2005 U.S. income tax returns were under examination as of December 31, 2006; however, management does not believe any material adjustments will result from these exams. The Company also received an IRS refund of $806,000 during 2006 related to a previously filed amended return claim. Management believes that adequate provisions have been made for income taxes at December 31, 2006.

## 9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

| | 2006 | 2005 |
|---|---|---|
| Goodwill: | | |
| Engineering | $ 9,627 | $ 1,006 |
| Energy | 7,465 | 7,465 |
| *Total goodwill* | 17,092 | 8,471 |
| Other intangible assets, net of accumulated amortization of $2,366 and $1,810, respectively | 483 | 190 |
| ***Goodwill and other intangible assets, net*** | $ 17,575 | $ 8,661 |

There was no change in the carrying amount of goodwill attributable to each business segment for the year ended December 31, 2005 and the activity for 2006 was as follows (in thousands):

| | Engineering | Energy | Total |
|---|---|---|---|
| Balance at December 31, 2005 | $ 1,006 | $ 7,465 | $ 8,471 |
| Goodwill from Buck acquisition | 8,621 | — | 8,621 |
| ***Balance at December 31, 2006*** | **$ 9,627** | **$ 7,465** | **$ 17,092** |

Under SFAS 142, the Company's goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company completed its most recent annual evaluation of the carrying value of its goodwill during the second quarter of 2006. As a result of such evaluation, no impairment charge was required. Similarly, no goodwill impairment charges were required in 2005 or 2004.

As of December 31, 2006, the Company's other intangible assets balance comprises a non-compete agreement (totaling $2.0 million, which is fully amortized) from its 1998 purchase of Steen Production Services, Inc., as well as intangibles primarily related to the value of the contract backlog at the time of the Company's 2006 acquisition of Buck (totaling $849,000 with accumulated amortization of $366,000 as of December 31, 2006). These identifiable intangible assets with finite lives are being amortized over their estimated useful lives. Substantially all of these intangible assets will be fully amortized over the next five years. Amortization expense recorded on the other intangible assets balance was $556,000 for the year ended December 31, 2006 and $286,000 for both 2005 and 2004. Estimated future amortization expense for other intangible assets as of December 31, 2006 is as follows (in thousands):

| For the year ending December 31, | |
|---|---|
| 2007 | $ 208 |
| 2008 | 113 |
| 2009 | 86 |
| 2010 | 40 |
| 2011 | 34 |
| Thereafter | 2 |
| ***Total*** | **$ 483** |

## 10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

| | 2006 | 2005 |
|---|---|---|
| Land | **$ 486** | $ 486 |
| Buildings and improvements | **5,600** | 5,531 |
| Furniture, fixtures, and office equipment | **11,198** | 11,232 |
| Equipment and vehicles | **2,547** | 2,275 |
| Computer hardware | **5,483** | 12,398 |
| Computer software | **19,323** | 19,521 |
| Leasehold improvements | **5,594** | 5,092 |
| Equipment and vehicles under capital lease | **2,841** | 2,410 |
| *Total, at cost* | **53,072** | 58,945 |
| Less – Accumulated depreciation and amortization | **(31,749)** | (37,140) |
| ***Net property, plant & equipment*** | **$ 21,323** | $ 21,805 |

Depreciation expense was $4,792,000, $4,215,000 and $4,254,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of the Company's vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the asset. Amortization expense related to capital leases was $622,000, $592,000 and $379,000 for the years 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the Company has recorded $1,523,000 and $1,022,000 in accumulated amortization for assets under capital lease.

## 11. COMMITMENTS & CONTINGENCIES

### Commitments

At December 31, 2006, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course. The Company's outstanding guarantees at December 31, 2006 were as follows:

| *(Dollars in millions)* | Maximum undiscounted future payments |
|---|---|
| Standby letters of credit:* | |
| Insurance related | $ 10.0 |
| Other | 0.2 |
| Performance and payment bonds* | 5.3 |

* These instruments require no associated liability on the Company's Consolidated Balance Sheet.

The Company's banks issue standby letters of credit ("LOCs") on the Company's behalf under the Unsecured Credit Agreement (the "Credit Agreement") as discussed more fully in the "Long-term Debt and Borrowing Agreements" note. As of December 31, 2006, the majority of the balance of the Company's outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company's behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company's insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds at December 31, 2006. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

### Contingencies

***Tax exposures.*** The Company currently believes that amounts recorded for certain tax, penalty, and interest exposures aggregating $9.2 million at December 31, 2006 (identified through its 2005 restatement process) may ultimately be increased or reduced dependent on the ultimate settlement with the respective taxing authorities. During 2006, certain of the Company's previously identified tax exposures were reduced based on assessments of tax obligations to the Company's clients in situations where the Company had the obligation to charge the client for these taxes, collect the tax and remit it to the tax authorities. In addition, other 2006 reductions were attributable to the settlement of taxes and related penalties and interest at less than full statutory rates in situations where the tax, penalty and interest obligations were previously estimated and accrued at full statutory rates. Other 2006 reductions were recorded based on new information which became available in the fourth quarter of 2006 or early 2007. Actual payments could differ from amounts estimated at December 31, 2006 due to favorable or unfavorable tax settlements and/or further negotiations of tax, penalties and interest at less than full statutory rates. Based on information currently available, these estimates have been determined to reflect probable liabilities. However, depending on the outcome of future tax settlements, negotiations and discussions with tax authorities, subsequent conclusions may be reached which result in favorable or unfavorable adjustments to the Company's estimates in future periods. For further discussion of tax exposures settled during 2006, see the "Fourth Quarter Adjustments" footnote.

***Legal proceedings.*** The Company has been named as a defendant or co-defendant in certain legal proceedings wherein damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that it has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on its consolidated financial statements.

***Self-Insurance.*** Insurance coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers' compensation and general liability exposures subject to deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

The Company relies on qualified actuaries to assist in determining the level of reserves to establish for both insurance-related claims that are known and have been asserted against the Company as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to the Company's claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations.

The Company is self-insured with respect to its primary medical benefits program subject to individual retention limits. As part of the medical benefits program, the Company contracts with national service providers to provide benefits to its employees for medical and prescription drug services. The Company reimburses these service providers as claims related to the Company's employees are paid by the service providers.

***Reliance liquidation.*** The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. The Company remains uncertain at this time what effect this action will have on its recoveries with respect to claims made against the Company or its subsidiaries when Reliance coverage was in effect. A wholly-owned subsidiary of the Company was subject to one substantial claim which fell within the Reliance coverage period. This claim was settled in the amount of $2.5 million, and paid by the Company in 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to settle this claim will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2006 and 2005.

## 12. LEASE COMMITMENTS

The Company's non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Rent expense under non-cancelable operating leases was $18,556,000, $16,590,000 and $15,265,000 for 2006, 2005 and 2004, respectively. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2006 were as follows (in thousands):

| Fiscal year | Capital lease obligations | Operating lease obligations | Total |
|---|---|---|---|
| 2007 | $ 933 | $ 17,811 | $ 18,744 |
| 2008 | 490 | 14,568 | 15,058 |
| 2009 | 191 | 11,005 | 11,196 |
| 2010 | 2 | 8,670 | 8,672 |
| 2011 | — | 4,215 | 4,215 |
| Thereafter | — | 5,737 | 5,737 |
| ***Total*** | $ 1,616 | $ 62,006 | $ 63,622 |

## 13. LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company's Credit Agreement is with a consortium of financial institutions. The Credit Agreement provides for a commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding (for which there is no sublimit) and the aggregate face value of outstanding LOCs (which have a sublimit of $15.0 million). As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and outstanding standby LOCs were $10.2 million. As of December 31, 2005, there were no borrowings outstanding under the Credit Agreement; however, outstanding LOCs totaled $7.0 million as of that date. Under the Credit Agreement, the Company pays bank commitment fees of 3/8% per year based on the unused portion of the commitment.

The Credit Agreement provides for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of earnings before interest, taxes, depreciation, and amortization "EBITDA" to indebtedness). The Credit Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. In addition, the Company's Credit Agreement with its banks places certain limitations on dividend payments. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit.

In connection with the restatement of the Company's consolidated financial statements through March 31, 2005, the Company did not timely file various SEC filings during 2006. As a result, several covenant violations related to the timing of the Company's financial reporting occurred under the Credit Agreement. The lenders waived these violations as a result of the Company becoming current on those SEC filings as of September 30, 2006.

The average daily balance outstanding for the days that the Company was in a borrowed position was $15,564,000 and $1,983,000 at weighted-average interest rates of 6.89% and 4.15% for 2006 and 2005, respectively. The proceeds from these borrowings under the Credit Agreement during 2006 and 2005 were used to meet various working capital requirements, in addition to financing the 2006 Buck acquisition.

## 14. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2006, 2005 and 2004.

| *(In thousands except per share data)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| Net income | **$11,831** | $ 5,051 | $ 8,394 |
| Basic weighted average shares outstanding | **8,520** | 8,507 | 8,402 |
| Basic earnings per share | **$ 1.39** | $ 0.59 | $ 1.00 |
| Effect of dilutive securities: | | | |
| Stock options | **198** | 208 | 152 |
| Diluted weighted average shares outstanding | **8,718** | 8,715 | 8,554 |
| Diluted earnings per share | **$ 1.36** | $ 0.58 | $ 0.98 |

The Company had zero stock options as of December 31, 2006 and 2005, and 174,624 as of December 31, 2004, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares.

### 15. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2005, the Company repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2006, 520,319 treasury shares had been repurchased under the Board's authorizations. The Company made no treasury share repurchases during 2006 and 2004.

As of December 31, 2006, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred during the first quarter of 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement (which became effective in September 2004), the Company's treasury share repurchases cannot exceed $5 million during the four-year term of the Credit Agreement.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2006 and 2005, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2006 and 2005, there were no shares of such Preferred Stock outstanding.

### 16. RIGHTS AGREEMENT

In 1999, the Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group, excluding the Company's Employee Stock Ownership Plan ("ESOP") has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the Company's Common Stock having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for the Company's Common Stock at an exchange ratio of one share of Common Stock per Right.

### 17. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, for the Engineering segment, the Company matches up to 100% of the first 3% and 50% of the next full 3% of eligible salary contributed, thereby resulting in a Company match of as much as 4.5% of eligible salary contributed. For the Energy segment, the Company matches 50% of the first 6% of eligible salary contributed, thereby resulting in a Company match of as much as 3% of eligible salary contributed. The Company's matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company's required cash contributions under this program amounted to $5,881,000, $5,349,000 and $5,006,000 in 2006, 2005 and 2004, respectively. An additional discretionary employer contribution of $1,500,000 for 2004 was approved by the Board of Directors in February 2005, and accrued as of December 31, 2004. No discretionary employer contributions were approved by the Board of Directors in either 2006 or 2005.

As of December 31, 2006, the market value of all ESOP investments was $215.2 million, of which 16% represented the market value of the ESOP's investment in the Company's Common Stock. The Company's ESOP held 17% of both the shares and voting power of its outstanding Common Stock at December 31, 2006. Each participant who has shares of Common Stock allocated to his or her account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

### 18. DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded;

therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company's long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected in "Other long-term liabilities," was approximately $0.7 million at both December 31, 2006 and 2005.

## 19. STOCK OPTION PLANS

As of December 31, 2006, the Company had two fixed stock option plans under which stock options can be exercised. Under the 1995 Stock Incentive Plan (the "Plan"), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Under the amended 1996 Non-employee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company was authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The Directors Plan was amended by a vote at the annual meeting of shareholders in April 2004 to increase the number of shares available for grant to 400,000 from 150,000 shares. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant and become exercisable six months after the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans. As of December 31, 2006, all outstanding options were fully vested under both plans. The number of options exercisable under both plans as of December 31, 2006, 2005 and 2004 was 221,093, 334,791 and 318,030, respectively.

Under the Directors' Plan, each non-employee director was issued 1,500 restricted shares of Common Stock in 2006 and 2005 and 1,000 restricted shares in 2004, for a total of 10,500 shares in 2006, 12,000 shares in 2005 and 7,000 shares in 2004. The Company recognized compensation expense totaling $141,000, $135,000, and $63,000 related to the issuance of these restricted shares in 2006, 2005, and 2004, respectively. Restrictions on the shares expire two years after the issue date. Additionally, each non-employee Board member was issued 2,000 options in 2006, 2005 and 2004 for a total of 14,000, 16,000 and 14,000 options, and the Company recognized compensation expense related to these options in the amounts of $130,000, $133,000 and $80,000, respectively. The exercise prices associated with these option grants were equal to the average market prices on the dates of the grants.

In December 2004, the FASB issued SFAS 123(R), which replaced SFAS 123 and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS 123(R) also amended SFAS 95, "Statement of Cash Flows," to require reporting of excess tax benefits from the exercises of stock-based compensation awards as a financing cash inflow rather than as an operating cash inflow. SFAS 123(R) requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date. In March 2005, the SEC released SAB 107 to assist registrants in implementing SFAS 123(R) while enhancing the information that investors receive.

The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the modified prospective application method. The modified prospective method does not require adjustments to prior period financial statements and measures expected future compensation cost for stock-based awards at fair value on the grant date.

The following table summarizes all stock option activity for both plans in 2006, 2005 and 2004:

| | Shares subject to option | Weighted average exercise price per share | Aggregate intrinsic value | Weighted average contractual life remaining in years |
|---|---|---|---|---|
| **Balance at January 1, 2004** | **624,281** | **$ 10.32** | | |
| Options granted | 14,000 | 12.63 | | |
| Options exercised | (192,136) | 7.88 | | |
| Options forfeited or expired | — | — | | |
| **Balance at December 31, 2004** | **446,145** | **$ 11.44** | **$3,642,376** | **5.6** |
| Options granted | 16,000 | 20.16 | | |
| Options exercised | (43,015) | 13.39 | | |
| Options forfeited or expired | — | — | | |
| **Balance at December 31, 2005** | **419,130** | **$ 11.57** | **$5,860,112** | **4.8** |
| Options granted | 14,000 | 20.28 | | |
| Options exercised | (198,037) | 9.97 | | |
| Options forfeited or expired | — | — | | |
| **Balance at December 31, 2006** | **235,093** | **$ 13.43** | **$2,166,673** | **4.5** |

The weighted average fair value of options granted during 2006, 2005 and 2004 was $9.15, $6.71 and $6.59, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $2,154,000, $362,000 and $1,447,000, respectively. As of December 31, 2006, no shares of the Company's Common Stock remained available for future grant under the expired Plan, while 203,500 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2006:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of options | Average life* | Weighted average exercise price | Number of options | Weighted average exercise price |
| $ 6.25 - $ 9.00 | 33,429 | 3.8 | $ 7.99 | 33,429 | $ 7.99 |
| $ 9.53 - $ 12.85 | 78,128 | 2.6 | 10.64 | 78,128 | 10.64 |
| $15.035 - $20.28 | 123,536 | 5.9 | 16.67 | 109,536 | 16.21 |
| ***Total*** | 235,093 | 4.5 | $ 13.43 | 221,093 | $ 13.00 |

**Average life remaining in years*

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Weighted average risk-free interest rate | **5.4%** | 5.4% | 5.5% |
| Weighted average expected volatility | **44.1%** | 44.5% | 45.4% |
| Expected option life | **7.6 years** | 6 years | 6 years |
| Expected dividend yield | **0%** | 0% | 0% |

The average risk-free interest rate is based on the U.S. Treasury yield with a term to maturity that approximates the option's expected life as of the grant date. Expected volatility is determined using historical volatilities of the underlying market value of the Company's stock obtained from public data sources. The expected life of the stock options is determined using historical data adjusted for the estimated exercise dates of the unexercised options.

Pro forma information regarding net income and earnings per share, as if stock-based compensation expense for the Company's stock based awards had been determined in accordance with the fair value method prescribed in SFAS 123 for 2005 and 2004, is immaterial for disclosure.

## 20. RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a Consulting Agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2008. The Consulting Agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintains life insurance for the executive. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. Mr. Shaw's total consulting fees were $79,689, $184,689 and $106,252 for the years ended December 31, 2006, 2005 and 2004, respectively.

Effective September 14, 2006, Mr. Shaw's compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Compensation under the consulting agreement will resume upon Mr. Shaw's retirement from the Company.

## 21. FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of 2006, a number of outstanding foreign and domestic tax liabilities were settled. One liability related to a domestic sales and use tax exposure that was settled for approximately $121,000, which includes $9,000 in accrued interest. The Company had accrued approximately $4,825,000, including $402,000 of interest, for this liability, resulting in a favorable reversal of approximately $4,704,000. In addition, certain foreign payroll tax exposure items that had been accrued for by the Company were resolved, resulting in the reversal of approximately $1,188,000 during the fourth quarter. Furthermore, the applicable taxing authorities settled certain foreign payroll tax liabilities, resulting in the reversal of approximately $449,000 in taxes and $1,675,000 in penalties and interest during the fourth quarter. These reversals resulted from settlements of taxes and related penalties and interest at less than full statutory rates, whereas the Company had originally accrued these taxes at full statutory rates. Also, the Company benefited from a fourth quarter IRS refund in the amount of $806,000 related to an amended return. In addition, during the first quarter of 2007, the Company became aware of new information related to a partially-insured general liability claim. After consideration of this new information, the Company determined that its self-insurance reserve for this claim should be increased by $1.0 million. Collectively for the quarter, these adjustments had no impact on total contract revenues and increased gross profit by approximately $637,000, income before taxes by approximately $7,016,000 and net income by approximately $5,818,000.

## 22. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2006 (in thousands, except per share information):

| | 2006 – Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31[1] |
| Total contract revenues | $ 145,547 | $ 155,903 | $ 170,194 | $ 179,368 |
| Gross profit | 20,767 | 22,673 | 20,209 | 24,688 |
| Income before income taxes | 3,224 | 2,731 | 1,429 | 13,252 |
| Net income/(loss) | 1,720 | 1,126 | (324) | 9,309 |
| Diluted earnings/(loss) per common share | $ 0.20 | $ 0.13 | $ (0.04) | $ 1.07 |

[1] For further discussion, see the "Fourth Quarter Adjustments" footnote.

| | 2005 – Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| Total contract revenues | $ 144,195 | $ 142,765 | $ 148,733 | $ 143,585 |
| Gross profit | 22,375 | 18,645 | 20,838 | 21,537 |
| Income before income taxes | 6,632 | 1,918 | 3,543 | 3,024 |
| Net income | 2,855 | 42 | 1,340 | 814 |
| Diluted earnings per common share | $ 0.33 | $ 0.00 | $ 0.15 | $ 0.10 |

## MANAGEMENT'S REPORT TO SHAREHOLDERS ON ITS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying consolidated financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's 2006 and 2005 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. The Company's 2004 financial statements were audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accounting firm to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent registered public accounting firm have free and direct access to the Audit Committee without the presence of management.

Richard L. Shaw
Chairman of the Board and
Chief Executive Officer

William P. Mooney
Executive Vice President and
Chief Financial Officer

Craig O. Stuver
Senior Vice President, Corporate
Controller and Treasurer (Chief
Accounting Officer)

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that:

(i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. This assessment was based on criteria established in the framework *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our internal control over financial reporting was effective at December 31, 2006.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 15, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2006 maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 and our report dated March 15, 2007 expressed an unqualified opinion on those financial statements.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 15, 2007

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Michael Baker Corporation:

In our opinion, the consolidated statements of income, shareholders' investment and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Michael Baker Corporation for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



Pricewaterhouse Coopers LLP
Pittsburgh, Pennsylvania
March 15, 2005, except for the restatement described in Note 2 (not presented herein) to the consolidated financial statements appearing under Exhibit 13.1 of the Company's 2005 Annual Report on Form 10-K, as to which the date is August 15, 2006

# SUPPLEMENTAL FINANCIAL INFORMATION

*Market Information - Common Shares*
The principal market on which the Company's Common Stock is traded is the American Stock Exchange under the ticker symbol "BKR." High and low closing prices of the Company's Common Stock for each quarter during 2006 and 2005 were as follows:

| | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth | Third | Second | First | Fourth | Third | Second | First |
| High | $23.05 | $22.40 | $28.65 | $28.33 | $27.00 | $27.60 | $22.95 | $24.55 |
| Low | 20.05 | 20.10 | 20.55 | 26.00 | 22.19 | 18.00 | 16.32 | 18.00 |

# MICHAEL BAKER CORPORATON STOCK PERFORMANCE GRAPH

This line graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common stock from January 1, 2001, through December 31, 2006, relative to the performance of the Russell 2000 Index, the PHLX Oil Services Sector Index, and a peer group of companies identified by the Company to best approximate the Company's lines of business. The graph assumes an initial investment of $100 on January 1, 2001, in each of the represented indices, the peer group, and Michael Baker Corporation, and the reinvestment of dividends paid since that date. The peer group consist of URS Corporation and Tetra Tech, Inc., two publicly traded companies engaged in one or more of Baker's primary lines of business.


Comparison of 5-Year Cumulative Total Return
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06

| | 12/01 | 12/02 | 12/03 | 12/04 | 12/05 | 12/06 |
|---|---|---|---|---|---|---|
| Michael Baker Corporation | 100.00 | 72.04 | 68.09 | 128.95 | 168.09 | 149.01 |
| Russel 2000 | 100.00 | 79.53 | 117.09 | 138.55 | 144.86 | 171.47 |
| PHLX Oil Service Sector | 100.00 | 91.27 | 105.49 | 142.69 | 214.08 | 242.69 |
| Peer Group | 100.00 | 58.27 | 113.93 | 103.11 | 111.01 | 127.03 |

# Shareholder Information

**ANNUAL MEETING**

Baker's Annual Meeting will be held at 10:00 a.m. EDT, Thursday, April 19, 2007, at the:

Doubletree Hotel Pittsburgh Airport
8402 University Blvd.
Moon Township, PA 15108
412.329.1410

**INVESTOR RELATIONS**

Investors or analysts with questions about the company should contact:

William P. Mooney
Executive Vice President and
Chief Financial Officer
412.269.6453

or

David G. Higie
Vice President, Corporate Communications
& Investor Relations
412.269.6449

**FOR ADDITIONAL SHAREHOLDER INFORMATION**

Office of the Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Access our reports electronically at:
www.mbakercorp.com
Click "for Investors" then click "Annual Reports"

**REGISTERED PUBLIC ACCOUNTING FIRM**

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

**OUTSIDE COUNSEL**

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

**TRANSFER AGENT**

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8200
www.amstock.com









END

**Michael Baker Corporation**
Airside Business Park
100 Airside Drive
Moon Township, PA 15108
800.553.1153

www.mbakercorp.com